 Filed pursuant to General Instruction II.L. of Form F-10
 File No. 333-293048
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus, dated January 29, 2026 (the “Shelf Prospectus”), to which it relates, as amended or supplemented (collectively, the “Prospectus”), and each document incorporated or deemed to be incorporated by reference herein and therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Underwriting”.
Information has been incorporated by reference in this Prospectus Supplement and the Shelf Prospectus to which it relates from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission (the “SEC”). Copies of the documents incorporated herein by reference may be obtained on request without charge from Nicola Mining Inc., at Suite 1212 – 1030 West Georgia Street, Vancouver, BC V6E 2Y3, or by telephone at 778.385.1213 and are also available electronically on the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca and the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov. See “Documents Incorporated by Reference”.
PROSPECTUS SUPPLEMENT
TO THE SHORT FORM BASE SHELF PROSPECTUS DATED JANUARY 29, 2026
New Issue April 13, 2026
NICOLA MINING INC.
US$6,000,002.85
11,162,796 Common Shares Represented by 930,233 American Depositary Shares
930,233 Warrants to Purchase 11,162,796 Common Shares Represented by 930,233 American Depositary Shares
This prospectus supplement (this “Prospectus Supplement”) of Nicola Mining Inc. (“Nicola”, the “Company”, “we” or “us”), together with the short form base shelf prospectus, dated January 29, 2026, to which it relates (the “Shelf Prospectus”), qualifies the distribution (the “Offering”) of (i) an aggregate of 11,162,796 common shares of the Company (the “Common Shares”) to be represented by 930,233 American Depositary Shares (the “ADSs”), and an aggregate of 930,233 accompanying warrants of the Company (the “ADS Warrants”) to purchase up to an aggregate of 11,162,796 Common Shares to be represented by 930,233 ADSs, at a combined price of US$6.45 (the “Offering Price”) per ADS and accompanying ADS Warrant, having an aggregate offering amount of US$6,000,002.85 (ii) an aggregate of up to 53,488 warrants (the “Underwriter’s Warrants”) to purchase up to 53,488 ADSs, including the Underwriter’s Warrants issuable upon the full exercise of the Over-Allotment Option (as defined herein), issuable to the Underwriter (defined below) as compensation for the Offering, and (iii) an aggregate of up to 11,804,652 Common Shares of the Company to be represented by 983,721 ADSs issuable from time to time upon the exercise of 930,233 ADS Warrants and up to 53,488 Underwriter’s Warrants, including the Underwriter’s Warrants issuable upon the full exercise of the Over-Allotment Option (as defined herein). Each ADS Warrant entitles the holder to purchase one ADS representing 12 Common Shares at an exercise price of C$12.2213 per ADS. The ADSs and the accompanying ADS Warrants are only being purchased together in this Offering; they will be issued separately and will be immediately separable upon issuance.
The Offering is being made outside of Canada only under a registration statement on Form F-10 (File No. 333-293048), filed with and declared effective by the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), of which this Prospectus Supplement forms a part. See “Underwriting”.
Each ADS represents 12 (twelve) of our Common Shares. All Common Shares represented by the ADSs will be deposited under a deposit agreement (the “Deposit Agreement”) among us, The Bank of New York Mellon, as depositary (the “Depositary”) and the holders and beneficial owners from time to time of ADSs issued thereunder. Subject to the terms of the Deposit Agreement, each registered holder of ADSs will be entitled to certain contractual rights with respect to the amount of deposited Common Shares represented thereby (including, as applicable, dividend, voting, redemption, subscription and liquidation rights). See “Description of the Securities Distributed” for additional information.
The Depositary has nominated CIBC Mellon Trust Company to act as custodian for the Depositary in Canada (the “Custodian”). References made to the Depositary in this Prospectus Supplement shall also include the Custodian and any nominee of the Depositary or Custodian, as applicable, in accordance with the Deposit Agreement.
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The Common Shares are listed and traded on the TSX Venture Exchange (the “TSXV”) under the symbol “NIM”, on the Frankfurt Securities Exchange under the symbol “HLI” and on the OTCQB operated by the OTC Markets Group Inc. under the ticker “HUSIF”. On April 13, 2026, the closing price of the Common Shares on the TSXV was C$0.89. The ADSs will commence trading on the Nasdaq under the symbol “NICM”. The ADS Warrants will not be listed on any stock exchange.
	Price to Public(1)	Underwriting Discounts or Commissions(2)	Net Proceeds to the Company(3)
Per ADS and ADS Warrant	US$ 6.45	US$ 0.516	US$ 5.934
Total(3)(4)	US$6,000,002.85	US$480,000.228	US$5,520,002.622

Notes:
(1)
The price of the ADSs and ADS Warrants was determined by negotiation between the Company and the Underwriter (as defined below).

(2)
In addition to the underwriting discounts of 8.0%, the Company has agreed to issue, upon closing of this Offering, warrants to the Underwriter, exercisable immediately upon issuance, for a period of five years from the date of commencement of sales in this Offering, entitling the Underwriter to purchase 5.0% of the total number of ADSs sold in this Offering at an exercise price per ADS equal to C$9.8088 (representing 110% of the Offering Price of the ADSs and ADS Warrants sold in this Offering). The registration statement of which this Prospectus Supplement is a part also registers the Underwriter’s Warrants and the Common Shares represented by the ADSs issuable upon the exercise the Underwriter’s Warrants. See “Underwriting” for additional information regarding total underwriter compensation.

(3)
After deducting the underwriting discounts or commission but before deducting the expenses of the Offering, estimated to be approximately US$656,000, which will be paid for by the Company out of the gross proceeds of the Offering. The above summary does not give effect to any proceeds from the exercise of the ADS Warrants or Underwriter’s Warrants. See “Underwriting”.

(4)
The amount of Offering proceeds to us presented in this table does not give effect to any exercise of the Over-Allotment Option (as defined below), if any, we have granted to the Underwriter (as defined below) as described below. We have granted the Underwriter (as defined below) an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part at any time for a period of 45 days from and after the closing of the Offering, to purchase up to 139,534 additional ADSs and/or accompanying ADS Warrants (representing 15% of the total number of the ADSs and accompanying ADS Warrants offered hereunder) at the Offering Price listed above, less Underwriter’s (as defined below) discounts payable by us, solely to cover over-allotments, if any, and commissions. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriting Discounts or Commissions” and “Net Proceeds to the Company” (before deducting expenses of the Offering) will be US$6,900,003.2775, US$552,000.2622 and US$6,348,003.0153, respectively. This Prospectus Supplement qualifies the grant of the Over-Allotment Option and the issuance of an aggregate of 1,674,408 Common Shares to be represented by 139,534 ADSs and an aggregate of 139,534 ADS Warrants issuable upon the exercise of the Over-Allotment Option and the issuance of an aggregate of 1,674,408 Common Shares of the Company to be represented by 139,534 ADSs issuable from time to time upon the exercise of 139,534 ADS Warrants issuable upon the exercise of the Over-Allotment Option.

The following table sets out the number of securities issuable assuming the exercise in full of the Over-Allotment Option:
Underwriter’s Position	Maximum Size or Number of Securities Available	Exercise Period or Acquisition Date	Exercise Price or Average Acquisition Price
Over-Allotment Option	139,534 ADSs and 139,534 ADS Warrants	Over-Allotment Option is exercisable for a period of 45 days following the closing of the Offering. See “Securities to be Distributed”	C$12.2213
Underwriter’s Warrants	46,511 Warrants, or up to 53,488 Warrants assuming the full exercise of the Over-Allotment Option	Underwriter’s Warrants are exercisable for a period five years from the date of commencement of sales in this Offering	C$9.8088
An investment in the ADSs and ADS Warrants involves significant risks. You should carefully consider the “Risk Factors” section in this Prospectus Supplement, and in the accompanying Shelf Prospectus, and any risk factors disclosed in the documents incorporated by reference herein and therein, as well as the information under the heading “Cautionary Statement Regarding Forward-Looking Information”.
NEITHER THE SEC NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING SHELF PROSPECTUS OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING SHELF PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
This Prospectus Supplement qualifies the distribution of the Common Shares represented by the ADSs and accompanying ADS Warrants outside of Canada. The Offering is being made outside of Canada only and the ADSs and ADS Warrants will be offered
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directly to the purchasers participating in the Offering. No ADSs or ADS Warrants will be offered or sold to Canadian purchasers, and there will be no solicitations or advertising activities undertaken in Canada in connection with the Offering.
The ADSs and ADS Warrants are being offered by Maxim Group LLC (“Underwriter”) pursuant to an underwriting agreement dated April 13, 2026 (the “Underwriting Agreement”). The Underwriter will not, directly or indirectly, solicit offers to purchase, sell or distribute the ADSs or ADS Warrants, or the Common Shares represented thereby, in Canada and will act as an underwriter for us only in respect of the offer, sale and distribution of ADSs and ADS Warrants outside of Canada.
The Underwriter, as principal, conditionally offer the Common Shares represented by the ADSs and the ADS Warrants qualified under this Prospectus Supplement and the Shelf Prospectus, subject to prior sale, if, as and when issued or sold by the Company and accepted by the Underwriter in accordance with the Underwriting Agreement, as described under “Underwriting”.
Unless otherwise indicated, references in this Prospectus Supplement to “United States dollars” or “US$” are to United States dollars. Canadian dollars are referred to as “Canadian dollars” or “C$”. See under “Financial Information and Currency”.
Prospective investors should be aware that the acquisition, holding or disposition of the ADSs, ADS Warrants, and the Common Shares represented by the ADS described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should consult and rely on their own tax advisors with respect to their particular circumstances, as well as any other provincial, state, foreign and other tax consequences of acquiring, holding or disposing of our securities. See “Certain U.S. Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations”.
The Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus Supplement and the Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and thus may not be comparable to financial statements of United States companies.
The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, that some of the Company’s officers and directors are residents of Canada, that some or all of the experts named in this Prospectus Supplement and the Shelf Prospectus may be residents of Canada, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States. See “Enforceability of Civil Liabilities”.
Closing of the Offering (the “Closing”) is expected to take place on or about April 14, 2026, or such earlier or later date as the Company and the Underwriter may agree (the “Closing Date”). For additional information, see “Underwriting”.
Subject to applicable laws, the Underwriter may, in connection with the Offering, over-allot or effect transactions that stabilize or maintain the market price of the ADSs, and Common Shares represented thereby, at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.
Certain of the Company’s directors, namely Frank Högel and Brent Omland reside outside of Canada. Directors of the Company residing outside of Canada have appointed Cozen O’Connor LLP, Bentall 5, 550 Burrard St., Suite 2501, Vancouver, British Columbia V6C 2B5, Canada, as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforcement of Civil Liabilities”.
Our head office is located at Suite 1212 – 1030 West Georgia Street, Vancouver, BC V6E 2Y3, Canada, and our registered and records office is located at Bentall 5, 550 Burrard Street, Suite 2501, Vancouver, British Columbia V6C 2B5, Canada.
Unless otherwise indicated, the disclosure contained in this Prospectus Supplement assumes that the Over-Allotment Option has not been exercised.
Sole Book-Running Manager
MAXIM GROUP LLC

TABLE OF CONTENTS FOR THIS PROSPECTUS SUPPLEMENT
TABLE OF CONTENTS FOR THE SHELF PROSPECTUS
S-i

S-ii

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT
This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates information contained in the accompanying Shelf Prospectus and the documents incorporated by reference into this Prospectus Supplement and the Shelf Prospectus. The second part, the Shelf Prospectus, gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purposes of the Offering.
The Company has not, and the Underwriter has not, authorized anyone to provide readers with information different from that contained in this Prospectus Supplement and the accompanying Shelf Prospectus (or incorporated by reference herein or therein). The Company takes no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the accompanying Shelf Prospectus. If the description of the ADSs or ADS Warrants or any other information varies between this Prospectus Supplement and the accompanying Shelf Prospectus (including the documents incorporated by reference herein and therein), you should rely on the information in this Prospectus Supplement. The ADSs and ADS Warrants are not being offered in any jurisdiction where the offer or sale of such securities is not permitted.
Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Shelf Prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein is accurate only as of the respective date of each such document. The business, financial condition, results of operations and prospects of the Company may have changed since those dates. Information in this Prospectus Supplement updates and modifies the information in the Shelf Prospectus and the information incorporated by reference herein and therein.
This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. The Company does not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the Company’s website shall not be deemed to be a part of this Prospectus Supplement or the accompanying Shelf Prospectus and such information is not incorporated by reference herein or therein.
Unless otherwise noted or the context otherwise indicates, “Nicola”, the “Company”, “us” and “we” refer to Nicola Mining Inc. and its subsidiaries.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein may contain forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of Canadian and United States securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information may relate to anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking statements and information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements and information are neither historical facts nor assurances of future performance but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

The forward-looking statements in this Prospectus Supplement, the Shelf Prospectus and the documents which are incorporated by reference herein and therein are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the Company, including without limitation, risks:
•
associated with the uncertainty inherent to companies operating within the mineral exploration, milling and development industry;

•
associated with fluctuations and volatility in the price of metals;

•
associated with the Company’s estimated mineral resource, which may not be realized as economically mineable reserves or reflect actual grades, tonnages or recoveries;

•
associated with the significant capital required for exploration, milling and development activities, which may exceed estimates;

•
associated with the title to the Company’s mineral properties, which may be challenged or impaired due to unregistered claims or undetected defects in title;

•
associated with First Nation rights and title that may result in permitting delays, cost increases and project interruptions;

•
associated with operating hazards that may cause losses not fully covered by insurance, and which may consequently affect financial performance;

•
associated with the actual allocation of proceeds from any financings undertaken by the Company;

•
associated with the Company’s ability to attract and retain key personnel;

•
associated with the sale of the ADSs, ADS Warrants, and Common Shares represented thereby;

•
associated with the liquidity of the ADSs and the Common Shares represented by the ADSs;

•
associated with the Company’s need for additional financing, which may not be available on acceptable terms or at all;

•
associated with the trading price and volatility of the Common Shares of the Company;

•
associated with future offerings or stock options and warrant exercises, which may dilute shareholders’ interests;

•
that sales of Common Shares represented by the ADSs, or the prospect of future sales, may depress the Company’s stock price;

•
associated with the Company’s internal control over financial reporting;

•
associated with potential political, legal and economic instability, foreign conflicts, and the impact of regional and global infectious illnesses in the countries in which the Company and the Company’s customers, suppliers and consultants are located;

•
associated with natural disasters or other catastrophic events;

•
associated with fluctuations in foreign currency exchange rates;

•
associated with the failure to comply with the U.S. Foreign Corrupt Practices Act;

•
associated with the Company’s ability to maintain its status as a “foreign private issuer” and that the rights of the Company’s shareholders may differ from the rights typically afforded to shareholders of a U.S. corporation;

•
associated with any future characterization of the Company as a passive foreign investment company; and

•
the other risk factors discussed under the heading “Risk Factors” in the AIF (as defined herein).

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in, or implied by, the forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from what is anticipated, estimated or intended. Those factors are described or referred to under the heading “Risk Factors” in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair the Company’s business operations.
Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained or incorporated by reference into this Prospectus Supplement and the Shelf Prospectus. Such statements are based on a number of assumptions, which may prove to be incorrect, including, but not limited to, assumptions about the following:
•
the state of the equity and debt capital markets;

•
the supply and demand for minerals at the properties explored and developed by the Company;

•
the Company’s expected operating and capital costs;

•
the Company’s ability to raise any necessary additional capital on reasonable terms to achieve its business objectives;

•
no unforeseen changes in the legislative and operating framework for the Company occur;

•
the accuracy of budgeted costs and expenditures;

•
the stability of foreign exchange rates;

•
the cost of equipment and labor as anticipated;

•
the receipt of any necessary regulatory approvals;

•
the Company’s ability to attract and retain skilled staff;

•
prices and availability of equipment;

•
the ability of contracted parties to provide goods and/or services on a timely basis or at all; and

•
no significant events occur outside of the Company’s normal course business.

All forward-looking statements contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein are expressly qualified by the foregoing cautionary statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.
DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Shelf Prospectus and reference should be made to the Shelf Prospectus for full particulars thereof.
Copies of the documents incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus may be obtained on request without charge from the Secretary of the Company at the address set forth on the cover page of this Prospectus Supplement, and are also available electronically at www.sedarplus.ca (“SEDAR+”) and www.sec.gov (“EDGAR”).
The following documents, filed by the Company with securities commissions or similar regulatory authorities in Canada, which have also been filed with, or furnished to the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the accompanying Shelf Prospectus:

(a)
the management information circular of the Company dated June 10, 2025;

(b)
the annual information form of the Company dated September 22, 2025 for the year ended December 31, 2024 (the “AIF”);

(c)
the amended and restated audited consolidated financial statements of the Company for the years ended December 31, 2024 and 2023, together with the notes thereto and the independent auditor’s report thereon (the “Annual Financial Statements”);

(d)
the amended and restated management’s discussion and analysis of the results of operations and financial condition of the Company for the years ended December 31, 2024 and 2023 (the “Annual MD&A”);

(e)
the amended and restated interim consolidated financial statements for the three and nine months ended September 30, 2025 and 2024;

(f)
the amended and restated management’s discussion and analysis of the results of operations and financial condition of the Company for the nine months ended September 30, 2025 and 2024;

(g)
the material change report dated January 14, 2025 relating to the settlement of interest owning on certain outstanding secured convertible debentures of the Company;

(h)
the material change report dated March 13, 2025 relating to the receipt of a final permit to complete a bulk sample at its Dominion Creek Mineral Property and the closing of a non-brokered private placement for gross proceeds of C$1,067,080;

(i)
the material change report dated July 23, 2025 relating to the closing of a non-brokered private placement for gross proceeds of C$2,175,000 and the acceleration of the expiry date for certain outstanding warrants of the Company;

(j)
the material change report dated September 25, 2025 relating to the conversion of C$3,900,000 convertible debentures and C$312,000 in accrued interest into Common Shares;

(k)
the material change report dated October 9, 2025 related to an engagement with Atrium Research Corporation; and

(l)
the material change report dated February 4, 2026 related to the closing of a private placement on January 29, 2026.

Any statement contained in this Prospectus Supplement, in the Shelf Prospectus or in any document incorporated or deemed to be incorporated by reference herein and therein will be deemed to be modified or superseded for purposes of this Prospectus Supplement and the Shelf Prospectus to the extent that a statement contained in this Prospectus Supplement and the Shelf Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus Supplement and the Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement or the Shelf Prospectus.
Any document of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (in each case, including exhibits containing updated earnings coverage information) and the report of independent registered public accounting firm thereon, management’s discussion and analysis and information circulars of the Company filed by the Company with securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the completion or withdrawal of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and the Shelf Prospectus. In addition, all documents filed on Form 6-K, Form 20-F or Form 40-F by the Company with the SEC on or after the date of this Prospectus Supplement shall be deemed to be incorporated by reference into the registration statement on Form F-10 of which this Prospectus Supplement forms a part, if and to the extent, in the case of any Report on Form 6-K, expressly provided in such document. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.
Upon the filing of a new annual information form and new annual consolidated financial statements by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus Supplement is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and in each case the accompanying management’s discussion and analysis of financial condition and results of operations, and material change reports, filed prior to the commencement of the financial year of the Company in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus Supplement and the Shelf Prospectus for purposes of future offers and sales of ADSs and ADS Warrants under this Prospectus Supplement. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus Supplement is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations filed prior to such new interim consolidated financial statements and management’s discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into this Prospectus Supplement and the Shelf Prospectus for purposes of future offers and sales of ADSs and ADS Warrants under this Prospectus Supplement. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus Supplement is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus Supplement and the Shelf Prospectus for purposes of future offers and sales of ADSs and ADS Warrants under this Prospectus Supplement.
References to our website in any documents that are incorporated by reference into this Prospectus Supplement and the Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement and the Shelf Prospectus, and we disclaim any such incorporation by reference.
Any “template version” of “marketing materials” (as those terms are defined in National Instrument 41-101 — General Prospectus Requirements) pertaining to a distribution of ADSs filed after the date of this Prospectus and before termination of the distribution of ADSs offered pursuant to this Prospectus Supplement will be deemed to be incorporated by reference into this Prospectus Supplement for the purposes of the distribution of the Common Shares represented by the ADSs to which this Prospectus Supplement pertains.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents referred to in the Shelf Prospectus or in this Prospectus Supplement have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of the Registration Statement on Form F-10 (File No. 333-293048) and deemed part of the Registration Statement of which this Prospectus Supplement and the Shelf Prospectus form a part: (a) the documents referred to under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and in the Shelf Prospectus; (b) the consent of auditors; (c) the consents of technical experts and (d) the Underwriting Agreement;

AVAILABLE INFORMATION
The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the MJDS adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt, as of the date hereof, from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Reports and other information filed by the Company with, or furnished to, the SEC may be obtained on EDGAR at the SEC’s website: www.sec.gov.
The Company has filed with the SEC a registration statement on Form F-10 under the U.S. Securities Act with respect to the Common Shares represented by the ADSs. This Prospectus Supplement and the Shelf Prospectus, including the documents incorporated by reference herein and therein, which form a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Company, the Common Shares and the ADSs, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus Supplement and the Shelf Prospectus, including the documents incorporated by reference herein and therein, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC’s website: www.sec.gov.
FINANCIAL INFORMATION AND CURRENCY
The financial statements of the Company incorporated by reference into this Prospectus Supplement and the accompanying Shelf Prospectus are reported in Canadian dollars. The Company’s amended and restated consolidated financial statements for the years ended December 31, 2024 and 2023, as incorporated by reference into this Prospectus Supplement and the accompanying Shelf Prospectus, have been prepared in accordance with IFRS.
The following table sets forth (i) the rate of exchange for the United States dollar, expressed in Canadian dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the United States dollar during such periods, expressed in Canadian dollars; and (iii) the high and low exchange rates for the United States dollar, expressed in Canadian dollars, during such periods, each based on the daily rate of exchange as reported by the Bank of Canada for conversion of United States dollars into Canadian dollars:
	Nine months ended September 30, 2025		Fiscal Year Ended December 31
			2024		2023
Rate at end of period	C$	1.3921	C$	1.4389	C$	1.3226
Average rate during period	C$	1.3987	C$	1.3698	C$	1.3497
Highest rate during period	C$	1.4603	C$	1.4416	C$	1.3875
Lowest rate during period	C$	1.3558	C$	1.3316	C$	1.3128
On April 13, 2026, the daily exchange rate for the Canadian dollar in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = C$1.3812.
Preliminary Results for Year Ended December 31, 2025
Set out below are certain preliminary estimated financial results for the year ended December 31, 2025. The estimated financial results described below have been prepared by, and are the responsibility of, the Company’s management, and has not audited, reviewed, compiled or performed any procedures with respect to the estimated financial results. Accordingly, Davidson and Company LLP does not express an opinion or any other form of assurance with respect thereto. These estimated financial results are preliminary and subject to normal end of period closing procedures and, accordingly, are subject to change. As a consequence, actual results may differ from the preliminary results described below.
Preliminary Results (Unaudited)
The Company expects to report revenues of between C$1.4 million and C$1.6 million for the year ended December 31, 2025, compared to C$0.8 million for the year ended December 31, 2024, as a result principally of increase of throughput from our mining partners. Net loss is expected to be between C$6.1 million and C$6.3 million for the year ended December 31, 2025, compared to C$5.2 million for year ended December 31, 2024. The net loss reflects the Company’s fixed operating cost structure, including care and maintenance, and administrative expenses, while revenue generation continues to be constrained as certain mining partners remain in the development phase and have not yet reached sustained production levels.
As at December 31, 2025, the Company expects to report consolidated current liabilities of approximately C$3.8 million to C$4.2 million, a working capital position of approximately C$2.9 million to C$3.1 million, and a total shareholders’ deficit of approximately C$3.9 million to C$4.1 million.
THE OFFERING
Securities offered	930,233 ADSs representing 11,162,796 Common Shares and 930,233 accompanying ADS Warrants to purchase up to 930,233 ADSs representing 11,162,796 Common Shares.
ADS
Each ADS represents 12 of our Common Shares. The ADSs may be evidenced by American Depositary Receipts. The Depositary will be the holder of the Common Shares underlying the ADSs and you will have the rights of an ADS holder as provided in the Deposit Agreement among us, the Depositary and owners and beneficial owners of ADSs from time to time. See “Description of the Securities Distributed”.

ADS Warrants offered by us
We are also offering ADS Warrants to purchase an aggregate of 930,233 ADSs representing 11,162,796 Common Shares. Each ADS is being sold together with an ADS Warrant to purchase one ADS representing 12 Common Shares. Each ADS Warrant has an exercise price of C$12.2213 per ADS and is exercisable immediately upon issuance for a period of five years. The ADSs and the accompanying ADS Warrants can only be purchased together in this offering but will be issued separately and will be immediately separable upon issuance. See “Description of the Securities Distributed”.

Common Shares outstanding immediately prior to the Offering	216,251,381
Common Shares outstanding immediately after the Offering
227,414,177 Common Shares or 229,088,596 Common Shares if the Underwriter exercises the Over-Allotment Option (with respect to the ADSs and ADS Warrants) in full, assuming no exercise of any ADS Warrants.

Over-Allotment Option
We have granted the Underwriter the “Over-Allotment Option exercisable in whole or in part at any time for a period of 45 days from and after the closing of the Offering, to purchase up to 139,534 additional ADSs and/or up to 139,534 ADS Warrants (representing 15% of the total number of the ADSs and accompanying ADS Warrants offered hereunder) at the Offering Price, less Underwriter’s discounts payable by us, solely to cover over-allotments, if any, and commissions.

Use of Proceeds	Equipment purchases, mill upgrade and general working capital.
Depositary	The Bank of New York Mellon

Risk Factors
See “Risk Factors” in this Prospectus Supplement, the Prospectus and the risk factors discussed or referred to in the documents incorporated by reference herein or therein, for a discussion of factors that should be read and considered before investing in our securities.

Lock-Up
We and each of our officers and directors have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber for the sale of or otherwise dispose of any ADSs or our common shares or other securities convertible into or exercisable or exchangeable for ADSs or our common shares for 180 days after this offering is completed without the prior written consent of the Underwriter.

Listing Symbol
The Common Shares are listed on the TSXV under the symbol “NIM”, on the Frankfurt Securities Exchange under the symbol “HLI” and on the OTCQB operated by the OTC Markets Group Inc. under the ticker “HUSIF”.
The ADSs will be listed for trading on the Nasdaq under the symbol “NICM”. The ADSs will not be listed on the TSXV.

NICOLA MINING INC.
General
Nicola is a junior resource company engaged in two principal business segments:
1.
mineral exploration and development; and

2.
custom milling operations.

These segments are considered reportable under IFRS as they represent distinct revenue-generating activities with separate operational and financial characteristics.
Mineral Exploration and Development
The mineral exploration and development segment encompasses Nicola’s efforts to identify, acquire and advance mineral properties in British Columbia. The Company’s principal exploration assets include the New Craigmont Project, the Treasure Mountain Project, and the Dominion Creek Gold Property. These projects are all in the exploration or pre-commercial development stage and have not yet reached commercial production and are further described below.
New Craigmont Project
The New Craigmont Project, a historic copper mine site near Merritt, British Columbia, is the Company’s flagship asset. It is permitted under Mine Permit M-68 and has been the focus of extensive geophysical surveys, soil sampling and diamond drilling. A mineral resource estimate was completed in 2020 for the Southern Mining Terraces and 3060 Portal Dump areas.
Treasure Mountain Project
The Treasure Mountain Project, located near Hope, British Columbia, is permitted for the removal of up to 60,000 tonnes of silver/lead/zinc mill feed annually but remains in care and maintenance. In June of 2025, the Company received a multi-year area-based exploration permit which allows for five years of exploration and plans to commence exploration at the MB Zone.
Dominion Creek Gold Property
The Dominion Creek Gold Property, in which Nicola holds a 50% interest and a 75% economic benefit through a profit-sharing agreement, received its bulk sample permit in March 2025. Nicola and its partner, High Range Exploration Ltd., are preparing for potential mining and milling activities in the current year.

The Company conducts its own exploration activities, including geological mapping, drilling, and geophysical surveys while subcontracting specialized services such as LiDAR and assay testing. The projects are not yet at the commercial production stage, and no sales have been made from these properties. The next steps toward commercialization include further drilling, resource definition and economic assessments. The Company has not disclosed specific cost estimates or timelines for achieving commercial production.
Custom Milling Operations
The custom milling operations segment is centred around the Merritt Mill, a fully permitted and operational facility located near Merritt, British Columbia. The mill is licensed to process up to 200 tonnes per day of silver, lead and gold ore. Nicola provides toll milling services to third-party mining companies, producing concentrate that is sold to offtake partners such as Ocean Partners UK. In 2024, the Company generated C$818,000 in milling revenue and C$1.97 million from gravel, ash, soil and other income. This compares to C$1.62 million and C$8.15 million, respectively, in 2023. All revenue was derived from sales to external customers; there were no sales to joint ventures, equity-accounted entities or controlling shareholders. The method of providing milling services involves receiving ore shipments from clients, processing the ore through crushing, grinding and flotation circuits at the Merritt Mill, and producing gold and silver concentrate. The concentrate is then shipped to offtake partners for sale. The Company also provides ancillary services such as storage, logistics coordination, and compliance with environmental and safety regulations.
The Merritt Mill has processed ore from clients including Blue Lagoon Resources Inc., Talisker Resources Ltd. and Osisko Mining Inc. under profit-sharing agreements. The facility underwent upgrades in 2023 and 2024 to support increased throughput and quality control. The Company continues to seek new custom milling contracts to support its cash flow and maintain operational flexibility.
Recent Developments
New Craigmont Technical Report
On June 1, 2020, the Company filed the technical report titled “NI 43-101 Technical Report on the Preliminary Copper Resource for the Southern Dump and 3060 Portal Dumps” dated May 21, 2020 prepared by Kevin Wells, P. Geo. and James N Gray, P. Geo. (the “Technical Report”) in support of the technical disclosure regarding the New Craigmont Project contained in the AIF.
On January 29, 2026, the Company issued 5,512,001 units of the Company (each, a “PP Unit”) at a price of C$0.90 per PP Unit for aggregate gross proceeds of C$4,960,800.90. Each PP Unit consists of one Common Share and one transferable Common Share purchase warrant (each, a “PP Warrant”), with each PP Warrant entitling the holder to acquire one Common Share (each, a “PP Warrant Share”) at a price of C$1.10 per PP Warrant Share for a period of three (3) years from the date of issuance, subject to acceleration in accordance with the terms set forth in the applicable warrant certificate.
RISK FACTORS
An investment in any securities of the Company is speculative and involves a high degree of risk due to the nature of Nicola’s business and the present stage of development of its mineral properties and the operation of its custom milling operations. The following risk factors, as well as risks not currently known to the Company, could materially adversely affect the Company’s future business, financial condition, results of operations and prospects and could cause them to differ materially from the forward-looking statements relating to the Company. Before deciding to invest in any securities, investors should consider carefully the risk factors set out below, those contained in the section entitled “Cautionary Note Regarding Forward-Looking Statements” above, those contained in the documents incorporated by reference in this Prospectus and those described in any Prospectus Supplement, including those described in the Company’s historical consolidated financial statements, the related notes thereto and the Company’s AIF.
The following risk factors, as well as risks listed in the documents incorporated herein by reference and risks not currently known to the Company or that the Company currently deems to be immaterial, could materially adversely affect the Company’s future business, financial condition, results of operations earnings and prospects and could cause them to differ materially from the forward-looking statements relating to the Company. While the significant risk factors which the Company believes it faces are discussed below, they do not comprise a definitive list of all risk factors related to the Company’s business and operations.
Sales of a substantial number of our Common Shares, or the perception that such sales may occur, may adversely impact the price of our Common Shares
Sales of a substantial number of our Common Shares, including Common Shares represented by the ADSs sold in this offering, in the public markets could depress the market price of our Common Shares and the ADSs and impair our ability to raise capital through the sale of additional equity securities. Substantially all of our outstanding Common Shares may be sold in the public market. If substantial additional Common Shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our Common Shares and the ADSs could decline. Sales of a substantial number of Common Shares in the public market could occur at any time. In addition, the issuance of our Common Shares in the Offering could result in resales of our Common Shares by our current shareholders who may be concerned about the potential ownership dilution of their holdings. In turn, these sales could have the effect of depressing the market price for our Common Shares and the ADSs. We cannot predict the effect that future sales of our Common Shares would have on the market price of our Common Shares and the ADSs.
Our constating documents permit the issuance of an unlimited number of Common Shares, and the purchaser of the Common Shares will have no pre-emptive rights in connection with such further issuance. Our directors have discretion to determine the price and the terms of further issuances. We cannot predict the size of future sales and issuances of securities or the effect, if any, that such future sales and issuances of securities will have on the market price of our Common Shares. The issuance of additional securities and the exercise of common share purchase warrants, stock options and other convertible securities will result in dilution of the equity interests of any persons who are or may become holders of Common Shares. Sales or issuances of a substantial number of securities, or the perception that such sales could occur, may adversely affect prevailing market prices of our Common Shares.
The Company will have broad discretion over the use of proceeds from the Offering
The Company currently intends to allocate the net proceeds received from the Offering as described under the heading “Use of Proceeds” however management of the Company will have broad discretion in the application of the net proceeds from the Offering pursuant to this Prospectus Supplement and the Shelf Prospectus, as well as the timing of their expenditures. Given the broad discretion given to the Company’s management in the actual application of the net proceeds received from the Offering, the Company may elect to allocate proceeds differently from that described under the heading “Use of Proceeds” if the Company believes it would be in its best interests to do so, which may be in ways that an investor may not consider desirable. The failure by the Company’s management to apply any funds received effectively could have a material adverse effect on its business and results of operations. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds received from the Offering are not applied effectively, the Company’s business, financial condition and results of operations may suffer, which could adversely affect the price of the Common Shares and the ADSs on the open market.
Holders of the ADSs may be subject to limitations on transfer of their ADSs
ADSs will be transferable on the books of the Depositary. However, the Depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the Depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the Depositary are closed, or at any time if we or the Depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the Deposit Agreement, or for any other reason.
There is no public market for the ADS Warrants being offered in this Offering
There is no established public trading market for the ADS Warrants being offered in this Offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the ADS Warrants on any securities exchange or nationally recognized trading system, including the Nasdaq Capital Market. Without an active market, the liquidity of these warrants will be limited.

Holders of ADS Warrants purchased in this offering will have no rights as a holder of ADSs until such holders exercise their ADS Warrants and acquire ADSs representing Common Shares.
Until holders of the ADS Warrants acquire ADSs upon exercise of such ADS Warrants, the holders will have no rights with respect to the ADSs representing Common Shares underlying such ADS Warrants. Upon exercise of the ADS Warrants, the holders will be entitled to exercise the rights of an ADS holder only as to matters for which the record date occurs after the exercise of the ADS Warrants, the issuance of the Common Shares and deposit of such Common Shares with the Depositary and the issuance of the ADS Warrants.
The ADS Warrants being offered may not have value.
The ADS Warrants being offered by us in this Offering have an exercise price of $[•] per ADS, subject to certain adjustments. The ADS Warrants expire five years from the date of issuance, after which date any unexercised ADS Warrants will expire and have no further value. In the event that the market price of our ADSs does not exceed the exercise price of the ADS Warrants during the period when they are exercisable, the ADS Warrants may not have any value.
Holders of the ADSs may not receive distributions on our Common Shares or any value for them if it is illegal or impractical to make them available to such holders.
The Depositary will agree to pay holders of ADSs the cash dividends or other distributions it or the Custodian receives on Common Shares or other deposited securities after deducting its fees and expenses. Holders of ADSs will receive these distributions in proportion to the number of our Common Shares that such ADSs represent. However, the Depositary will not responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the U.S. Securities Act, but that are not properly registered or distributed pursuant to an applicable exemption from registration. The Depositary will not be responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution is not obtained. We will have no obligation to take any other action to permit distributions on our Common Shares to holders of ADSs. This means that holders of ADSs may not receive the distributions we make on our Common Shares if it is illegal or impractical to make them available to such holders. These restrictions may materially reduce the value of the ADSs.
Investors may not be able to obtain enforcement of civil liabilities against the Company.
The Company is incorporated under the Business Corporations Act (British Columbia) (“BCBCA”) and is governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The Company also has subsidiaries organized under the laws of Canada and the Netherlands. While one of the Company’s directors is a resident of the United States, the majority of its directors and officers reside outside the United States, including in Canada and Europe. In addition, all or a substantial portion of the assets of the Company and such directors and officers are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States upon the Company or its directors and officers who are not U.S. residents, or to enforce judgments obtained in U.S. courts against them under U.S. federal or state securities laws. There is uncertainty as to whether a judgment of a U.S. court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable in Canada or other foreign jurisdictions, including the Netherlands. Similarly, there is doubt as to whether an original action could be brought successfully in Canada or other jurisdictions to enforce liabilities based solely on U.S. federal or state securities laws. Moreover, if a judgment is obtained in a Canadian court against one or more of the Company’s directors or officers for violations of Canadian securities laws or otherwise, enforcement of such judgment may be difficult in jurisdictions outside Canada. Foreign courts may refuse to recognize or enforce such judgments for a variety of reasons, including conflicts with local laws or public policy, or lack of jurisdiction. Even if a foreign court agrees to hear a claim, it may apply local law rather than Canadian or U.S. law, and proving the content of foreign law in such proceedings can be a complex, time-consuming, and costly process. Procedural matters in such cases will also be governed by the laws of the foreign jurisdiction. Accordingly, investors may have limited recourse against the Company or its directors and officers in the event of a claim under U.S. or Canadian securities laws, which could adversely affect their ability to recover damages.
Reliance on Key Employees
The Company’s ability to execute its business strategy depends on the continued service of its executive officers, technical personnel, and other key employees. The loss of any of these individuals could adversely affect the Company’s operations and development efforts. The Company may also face challenges in attracting and retaining qualified personnel in a competitive labor market.
Exploration and Development
The figures for Inferred Copper Resource for the Southern Dump and 3060 Portal Dumps at New Craigmont Project in the Technical Report and final ALS Metallurgy Laboratory report for upgrading and copper recovery test work filed on SEDAR on June 12, 2020, are only estimates. The inferred mineral resources are not mineral reserves as the Company has not yet demonstrated the economic viability. There is no certainty that any expenditures made in the exploration of the Company’s mineral properties will result in identification of commercially recoverable quantities of ore or that ore reserves will be mined or processed profitably. In addition, substantial expenditures will be required to develop the mining and processing facilities and infrastructure at any site chosen for mining.
Mineral exploration and development involves a high degree of risk which even a combination of experience, knowledge and careful evaluation may not be able to mitigate. The vast majority of properties which are explored are not ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations is in part directly related to the cost and success of the Company’s exploration programs, which may be affected by a number of factors.
Fluctuating Mineral Prices
The mining industry is heavily dependent upon the market price of the applicable metals or minerals being mined or explored for. There is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for their sale. There can be no assurance that mineral prices will be such that the New Craigmont Project or any of the Company’s mineral properties can be mined at a profit. The prices of base and precious metals have experienced volatile and significant price movements over short periods of time, particularly in recent years, and are affected by numerous factors beyond the Company’s control. Factors beyond the control of the Company may also affect the marketability of minerals or concentrates produced, including quality issues, impurities, deleterious elements, government regulations, royalties, allowable production and regulations regarding the importing and exporting of minerals, the effect of certain of which cannot be accurately predicted.
The price of metals or minerals will have a direct impact on the Company’s financial performance and the commercial viability of the Company’s mineral assets. Demand and industrial consumption of metals or minerals may be negatively impacted by the volatility of the global economy, economic slowdowns, inflation, supply chain disruptions, economic conditions in the main consuming countries, changes in technology affecting demand for these metals, international economic and political trends, fluctuations in the U.S. dollar and other currencies and changes in interest rates.
Estimates of Mineral Deposits
No assurance can be given that any identified mineralization will be developed into a coherent mineral resource, or that such resource will even qualify as a commercially viable mineral reserve that can be legally and economically exploited. Estimates regarding mineral resources can also be affected by many factors such as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grades and tonnages of any mineral reserve ultimately mined may differ from that indicated by drilling results and other exploration and development work. There can be no assurance that test work and results conducted and recovered in small-scale laboratory tests will be duplicated in large-scale tests under on-site conditions. Material changes in mineralized tonnages, grades, dilution and stripping ratios or recovery rates may affect the economic viability of mineral projects. The existence of mineralization or mineral resources should not be interpreted as assurances of the future delineation of mineral reserves or the profitability of any future operations.
Substantial Capital Expenditures Required
The exploration, development and mining of our mining properties is capital intensive. Substantial expenditures are required to establish mineral reserves and mineral resources through drilling, to develop metallurgical processes to extract metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Actual capital costs may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations. The capital costs required to take our projects into future commercial production may be significantly higher than anticipated. Decisions about the development of our projects will ultimately be based upon feasibility studies. Capital costs and other estimates contained in studies or estimates prepared by or for the Company may differ significantly from those anticipated by the Company’s current studies and estimates, and there can be no assurance that the Company’s actual capital costs will not be higher than currently anticipated. As a result of higher capital costs, production and economic returns may differ significantly from those the Company has anticipated.
Although substantial benefits may be derived from the discovery of a major mineral deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis, or at all. The discovery of a mineral deposit is dependent upon a number of factors. The commercial viability of a mineral deposit, if and when discovered, is also dependent upon a number of factors, some of which relate to particular attributes of the deposit, such as size, grade and proximity to infrastructure, and some of which are more general factors such as metal prices and government regulations, including environmental protection. Most of these factors are beyond the Company’s control. In addition, because of these risks, there is no certainty that the expenditures to be made by the Company on the proposed exploration of the New Craigmont Project or any of the Company’s mineral projects as described herein will result in the discovery of a commercially viable mineral reserve.
Risks Related to Milling Operations
The Company’s milling operations are subject to a variety of operational, technical, environmental and regulatory risks that could materially affect production levels, costs and profitability. Milling involves the processing of ore into concentrates or doré, and performance depends on consistent ore quality, reliable equipment performance and adherence to process specifications. Variability in mill feed — such as changes in ore hardness, mineral composition or moisture content — can reduce recovery rates and increase processing costs. Mechanical failures, unplanned maintenance or extended shutdowns of milling equipment could result in production delays or loss of revenue. Additionally, milling of ores containing silver, gold and lead generates tailings and emissions that must be managed in compliance with environmental regulations; any failure to meet these requirements could result in fines, remediation costs or the suspension of operations. External factors such as fluctuations in power supply, availability and cost of consumables (e.g., grinding media, reagents) and skilled labor shortages may further disrupt milling operations. Collectively, these risks could adversely impact the Company’s operating results, financial condition, and ability to meet production targets.
Management Experience and Dependence on Key Personnel and Employees
The Company’s success is currently largely dependent on the performance of the Company’s directors and officers. The Company’s management team has experience in the resource exploration and custom milling business. The experience of these individuals is a factor which will contribute to the Company’s continued success and growth. The Company relies on the Company’s board of directors (the “Board”), as well as independent consultants, for certain aspects of the Company’s business. The amount of time and expertise expended on the Company’s affairs by each of the Company’s management team and the Company’s directors will vary according to the Company’s needs. Investors who are not prepared to rely on the Company’s management team and Board should not invest in the Company’s securities.

Environmental Risks and Other Regulatory Requirements
The Company’s current and future operations, including its milling operations and exploration and development activities and future commencement of production at the New Craigmont Project, require permits from various federal and local governmental authorities, and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Certain permits require periodic renewal or review of the conditions. The Company cannot predict whether it will be able to obtain or renew such permits or whether material changes in the permit conditions will be imposed. The inability to obtain or renew permits, or the imposition of additional conditions, could have a material adverse effect on the Company’s ability to continue its milling operations and to develop or operate the New Craigmont Project and the Company’s other mineral properties.
Environmental laws and regulations to which the Company is subject as it progresses from an exploration stage to an operation stage mandate additional concerns and requirements. Failure to comply with applicable environmental laws, regulations and permits can result in injunctive actions, damages and civil and criminal penalties. The laws and regulations applicable to the Company’s activities may change frequently and it is not possible to predict the potential impact on the Company from any such future changes.
Environmental hazards may exist at the Company’s mineral properties which are unknown to the Company at present and which have been caused by previous owners or operators. To the extent the Company is subject to environmental liabilities, the payment of any liabilities or the costs that may be incurred to remedy environmental impacts would reduce funds otherwise available for operations.
Title Matters
While the Company has reviewed title to its mineral properties and, to the best of the Company’s knowledge, each of such title is in good standing, there is no guarantee that title to such mineral properties will not be challenged or impugned. The Company’s mineral properties may be subject to prior unregistered agreements of transfer, and title for lands comprising such properties may be affected by undetected defects.
First Nation Rights and Title
The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada, including in British Columbia and including with respect to intergovernmental relations between First Nation authorities and federal, provincial and territorial authorities. There can be no guarantee that such claims will not cause permitting delays, unexpected interruptions or additional costs for the Company’s projects. These risks may have increased after the Supreme Court of Canada decision of June 26, 2014 in Tsilhqot’in Nation v. British Columbia. However, the risk to the Company’s milling operation as a result of the Tsilhqot’in Nation v. British Columbia decision is mitigated because the mill facility is uniquely constructed on freehold land that is owned by the Nicola and classified as Class 5 (Light Industry) in the Province of British Columbia.
Industry Regulation
The principal operations of the Company are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to: extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.
Changes, if any, in mining or investment policies or shifts in political attitude in Canada may adversely affect the operations or profitability of the Company. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.
Failure to strictly comply with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.
Government approvals and permits are currently, and may in the future be, required in connection with the Company’s mineral projects. To the extent such approvals are required and not obtained, the Company may be restricted or prohibited from proceeding with planned exploration or development activities.
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, could have a material adverse impact on the Company and cause increases in capital expenditures or future production costs or reductions in levels of future production or require abandonment or delays in development.
Operating Hazards and Uninsured or Uninsurable Risks
Mineral exploration and development involve risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to hazards and risks normally incidental to exploration, development and production of minerals, any of which could result in work stoppages, delays to exploration activities on the Company’s mineral properties, damage to or destruction of property, destruction of the value of the Company’s mineral properties, loss of life and environmental damage. In addition, the Company may become subject to liability for cave-ins, pollution or other hazards against which the Company cannot insure or against which the Company may elect not to insure because of high premium costs or for other reasons. The nature of these risks is such that liabilities might exceed any insurance policy limits and the payment of any such liabilities would reduce or eliminate the funds available for exploration and mining activities. Payments of liabilities for which the Company does not carry insurance may have a materially adverse effect upon the Company’s business, financial condition and prospects.
Risks Inherent in Legal Proceedings
In the course of its business, the Company may from time to time become involved in various regulatory investigations, claims, arbitration and other legal proceedings, with and without merit, in the ordinary course of its business. The nature and results of any such proceedings cannot be predicted with certainty. Any potential future claims, investigations and proceedings are likely to be of a material nature. In addition, such regulatory investigations, claims, arbitration and other legal proceedings can be lengthy and involve the incurrence of substantial costs and resources by the Company, and the outcome, and the Company’s ability to enforce any ruling(s) obtained pursuant to such proceedings, are subject to inherent risk and uncertainty. The initiation, pursuit and/or outcome of any particular claim, investigation, arbitration or legal proceeding could have a material adverse effect on the Company’s financial position and results of operations, and on the Company’s business, assets and prospects. In addition, if the Company is unable to resolve any existing or future potential disputes and proceedings favorably, or obtain enforcement of any favorable ruling, if any, that may be obtained pursuant to such proceedings, it is likely to have a material adverse impact on the Company’s business, financial condition and results of operations and the Company’s assets and prospects as well as the Company’s share price.
Climate Change Legislation
A number of governments have introduced, are moving to introduce, or modifying existing climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is evolving, and in some cases, becoming more stringent. If the current regulatory trend continues, this may result in increased operational costs as the Company adapts to the changing regulatory landscape. In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. Increased drought frequency and increased length of the dry season in parts of Canada may result in restrictions in the ability to access water for use in the Company’s operations while increased severity of precipitation events during the wet season may restrict the Company’s ability to execute its work programs in the field for periods of time. There can be no assurance that efforts to mitigate the risks of climate change will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.
Competition
The mining industry is intensely and increasingly competitive, and the Company competes for exploration and exploitation properties, personnel with the necessary technical expertise to find, develop, and operate such properties and labour to operate the properties. The Company must compete for these resources with many companies possessing greater financial resources and technical facilities than the Company does. Competition in the mining business could adversely affect the Company’s ability to acquire suitable producing properties or prospects for mineral exploration in the future.
Future Acquisitions
As part of the Company’s business strategy, the Company may seek to grow by acquiring companies and/or assets or establishing joint ventures that the Company believes will complement the Company’s current or future business. The Company may not effectively select acquisition candidates or negotiate or finance acquisitions or integrate the acquired businesses and their personnel or acquire assets for the Company’s business. The Company cannot guarantee that the Company can complete any acquisition the Company pursues on favourable terms, or that any acquisitions completed will ultimately benefit the Company’s business.
Global Economy Risk
Global financial conditions continue to be characterized as volatile. In recent years, global markets have been adversely impacted by various credit crises and significant fluctuations in fuel and energy costs and metals prices, inflation rates, interest rates and significant fluctuations in commodity prices as a result of the ongoing military conflict between Ukraine and Russia, and the economic sanctions imposed on Russia in connection therewith, as well as conflicts in the Middle East. Many industries, including the mining industry, have been impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to international events, as government authorities may have limited resources to respond to future crises. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, supply chain disruptions, sovereign debt crises, fuel and energy costs, economic recession, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and profitability. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability (such as the Russian invasion of Ukraine), changes to energy prices or sovereign defaults. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s securities.
Dividend Risk
The Company has not paid dividends in the past and given the nature and stage of the Company does not anticipate paying dividends in the foreseeable future.
Speculative Nature of Investment Risk
An investment in our securities carries a high degree of risk and should be considered as a speculative investment. The Company has a limited history of earnings, limited cash reserves, a limited operating history, has not paid dividends, and is unlikely to pay dividends in the foreseeable future.

Going-Concern Risk
The Company’s financial statements have been prepared on a going-concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. The Company’s future operations are dependent upon the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that the Company will be successful in completing future equity or debt financing or in achieving profitability. The Company’s financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.
Conflicts of Interest
Certain of the Company’s directors and officers are, and may continue to be, involved in the mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of the Company. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers may conflict with the Company’s interests. Directors and officers of the Company with conflicts of interest will be subject to and must follow the procedures set out in applicable corporate and securities legislation, regulations, rules and policies. Notwithstanding this, there may be corporate opportunities which the Company is not able to procure due to a conflict of interest of one or more of the Company’s directors or officers.
The Company’s Operations Depend on Information Technology (“IT”) Systems
Information systems and other technologies, including those related to the Company’s financial and operational management, and its technical and environmental data, are an integral part of the Company’s business activities. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyberattacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in IT system failures, delays or increase in capital expenses. The failure of IT systems or a component of IT systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
Volatility in the Worldwide Economy
Economic uncertainty in many parts of the world has adversely affected businesses and industries in almost every sector in more significant and unpredictable ways than in more stable economic times. Prolonged depressed economic conditions and volatility in the worldwide economy may continue to adversely affect individuals and institutions investing in junior mineral exploration and development companies, which could negatively affect the Company’s business and prospects.
The Company maintains cash and cash equivalents in accounts with major banks, and the Company’s deposits at these institutions may, at times, exceed insured limits. Market conditions could materially and adversely impact the viability of these institutions. In the event of failure of any of the financial institutions where the Company maintains its cash and cash equivalents, there can be no assurance that the Company would be able to access uninsured funds in a timely manner or at all. Any inability to access or delay in accessing these funds could have a material adverse affect the Company’s business and financial position.

Classification as a “passive foreign investment company” or “PFIC”
The Company will be a PFIC if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). In determining whether we are a PFIC, we are permitted to take into account the assets and income of our wholly owned subsidiaries because we own 100% of their stock. However, even if we take into account the assets and income of our subsidiaries, we may still be considered a PFIC for this year and possibly later years, depending on a number of factors, including the composition of our income and assets, how quickly we use our liquid assets (including the cash raised pursuant to this offering), the market price of our Common Shares, and fluctuations in that price.
If we are a PFIC in any taxable year, a U.S. Holder may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the Common Shares and on the receipt of distributions on the Common Shares, to the extent such gain or distribution is treated as an “excess distribution.” A U.S. Holder may also be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Common Shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which such U.S. Holder holds our Common Shares. Please refer to the section titled “Certain U.S. Federal Income Tax Considerations” for a more detailed discussion. U.S. Holders should consult their tax advisors regarding the potential application of the PFIC rules to their investment in the Common Shares.
Foreign Private Issuer Status
The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, it is not required to comply with all of the periodic disclosure and current reporting requirements of the U.S. Exchange Act and related rules and regulations. In addition, the Company is eligible to utilize the MJDS adopted by the United States and Canada, which the Company elects to take advantage of in certain cases (including for purposes of this Prospectus Supplement, the Shelf Prospectus and the Registration Statement of which this Prospectus Supplement forms a part). As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although it is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of the Company as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act. Potential fluctuations in financial results make financial forecasting difficult.
USE OF PROCEEDS
The net proceeds to the Company from the Offering will be approximately US$5,520,002.622, after deducting the underwriting discount or commission of US$480,000.228, but before deducting the expenses of the Offering (estimated to be approximately US$656,000). See “Underwriting”.
Principal Purposes
The Company intends to use the net proceeds from the Offering for expenditures related to equipment purchases and mill upgrades, and the remainder for general corporate purposes and working capital, as more particularly described below.
Use of Proceeds	Amount (US$)
Mill expansion	US$ 1,500,000
Property, plant and equipment expenditures	US$ 2,000,000
General and Administrative & Working Capital	US$2,020,002.622
Total:	US$5,520,002.622

While the Company intends to spend the net proceeds of the Offering as stated above, there may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary or advisable. The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those listed under the heading “Risk Factors” in this Prospectus Supplement and in the Shelf Prospectus and the documents incorporated by reference herein and therein.
Until applied, some or all of the net proceeds of the Offering, if any, may be held as cash balances in the Company’s bank account or invested at the discretion of the Company, including in certificates of deposit and other instruments issued by banks or guaranteed by the Government of Canada or any province thereof or the Government of the United States or any state thereof.
Business Objectives and Milestones
The Company’s business objectives over the next 12 months are focused on supporting its production operations through mill upgrades. These objectives are structured around key technical and operational milestones that support the Company’s business strategy. The following sets out key milestones, estimated timing and cost for the Company’s business during the next 12 months from the date of the Prospectus Supplement, which are based on the Company’s reasonable expectations and intended courses of action and current assumptions and judgement.
Key Milestone	Stage	Anticipated Timing	Expected Expenditures (US$)
Mill expansion	Ongoing in 2026	Q3 2026	US$ 1,500,000
Property, plant and equipment purchases	Ongoing in 2026	Throughout 2026	US$ 2,000,000
General and Administrative & Working Capital	Ongoing in 2026	Throughout 2026	US$2,020,002.622
Total			US$5,520,002.622
Prospective investors are cautioned that the above represents the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those described above. See “Cautionary Note Regarding Forward-Looking Statements”.
UNDERWRITING
The ADSs and ADS Warrants will be offered in the United States pursuant to the MJDS. Under the terms and subject to the conditions in the Underwriting Agreement, the Company agreed to sell to each underwriter, and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this Prospectus Supplement, the number of ADSs and ADS Warrants listed next to its name in the following table:
Underwriter	Number of ADSs
Maxim Group LLC	930,233
The Underwriting Agreement provides that the underwriters must buy all of the ADSs and ADS Warrants being sold in this offering if it buys any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional ADSs and ADS Warrants as described below.
The closing of the Offering is expected to occur, on or about, April 14, 2026.
Over-Allotment Option
We have granted the Underwriter the Over-Allotment Option, exercisable in whole or in part at any time for a period of 45 days from and after the closing of the Offering, to purchase up to 139,534 additional ADSs and/or up to 139,534 additional ADS Warrants (representing 15% of the total number of the ADSs and ADS

Warrants offered hereunder) at the offering price set forth on the cover page of this Prospectus Supplement, less the underwriting discounts and commissions to cover over-allotments, if any.
Underwriting Discounts and Commissions
ADSs and ADS Warrants sold by the Underwriter to the public will initially be offered at the offering price set forth on the cover of this Prospectus Supplement. Any ADSs and ADS Warrants sold by the Underwriter to securities dealers may be sold with a combined concession of US$0.516 per ADS and accompanying ADS Warrant, from the public offering price. If all of the ADSs and ADS Warrants are not sold at the public offering price, the Underwriter may change the offering price and the other selling terms. Upon execution of the Underwriting Agreement, the Underwriter will be obligated to purchase the ADSs and ADS Warrants at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.
The following table shows the per ADS and accompanying ADS Warrant and total underwriting discount we will pay to the underwriters assuming both no exercise and full exercise of the underwriter’s option to purchase from us up to 139,534 additional ADSs and up to 139,534 additional ADS Warrants, less the underwriting discounts and commissions to cover over-allotments, if any.
	Per ADS and accompanying ADS Warrant	Without Over- Allotment Option	With Over Allotment Option
Price to the Public	US$ 6.45	US$ 6,000,002.85	US$6,900,003.2775
Underwriting discounts and commissions(1)	US$0.516	US$ 480,000.228	US$ 552,000.2633
Proceeds, before expenses, to us:	US$5.934	US$5,520,002.622	US$6,348,003.0153

(1)
The underwriting discount and commissions shall equal up to 8.0% of the gross proceeds of the ADSs and accompanying ADS Warrants sold by us in this offering.

We estimate that the total expenses of the Offering payable by us, including the underwriting discount, will be approximately US$1,136,000.228. We have agreed to pay for all expenses related to the Offering including all filing fees, legal fees and communication expenses relating to the registration of the securities to be sold in the Offering (including the over-allotment securities).
Indemnification
We have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the U.S. Securities Act, and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement. Where indemnification is unavailable, we have agreed to contribute to payments that the Underwriter may be required to make in respect of such liabilities.
Underwriter’s Warrants
We have also agreed to issue to the Underwriter’s Warrants to purchase up to a number of ADSs equal to 5% of the total number of ADSs and accompanying ADS Warrants sold in the Offering. The registration statement of which this Prospectus Supplement is a part also registers the Underwriter’s Warrants and the Common Shares represented by the ADSs issuable upon the exercise the Underwriter’s Warrants.
The Underwriter’s Warrants will have an exercise price per ADS equal to 110% of the Offering Price per ADS in this Offering. The Underwriter’s Warrants may be exercised immediately upon issuance, and will be exercisable during the five year period from the commencement of sales in the Offering. The Underwriter’s Warrants will provide for adjustment in the number and price of such warrants and the ADSs underlying such warrants in the event of recapitalization, merger, or other structural transaction to prevent mechanical dilution.
Right of First Refusal
Upon the closing of the Offering or an Alternative Transaction (as defined in the engagement agreement between the Company and the Underwriter), for a period of twelve (12) months from such closing the

Company has granted the Underwriter the right of first refusal to act as sole managing underwriter and sole book runner, sole placement agent, or sole sales agent, for any and all future public or private equity, equity-linked or debt (excluding commercial bank debt) offerings for which the Company retains the service of an underwriter, agent, advisor, finder or other person or entity in connection with such offering during such twelve (12) month period of the Company, or any successor to or any subsidiary of the Company. The Company shall not offer to retain any entity or person in connection with any such offering on terms more favorable than terms on which it offers to retain the Underwriter. Such offer shall be made in writing in order to be effective. The Underwriter shall notify the Company within ten (10) business days of its receipt of the written offer contemplated above as to whether or not it agrees to accept such retention. If the Underwriter should decline such retention, the Company shall have no further obligations to the Underwriter with respect to the offering for which it has offered to retain the Underwriter, except as otherwise provided for in the Underwriting Agreement.
Tail Financing Payments
Upon the closing of the Offering, for a period of twelve (12) months after the Closing Date, or if the Engagement Period (as defined in the engagement agreement between the Company and the Underwriter) ends prior to closing of this Offering, other than for cause, until twelve (12) months following such date, if the Company completes any financing of equity, equity-linked, convertible or debt or other capital raising activity with, or receives any proceeds from, any of the investors contacted or introduced to the Company by the Underwriter, then the Company will pay to the Underwriter upon the closing of such financing, cash compensation equal to eight percent (8.0%) of the gross proceeds of such financing and the Company shall grant to the Underwriter (or other designee of the Underwriter) share purchase warrants covering a number of Common Shares or ADSs, as applicable, equal to five percent (5.0%) of the total number of securities being sold in such offering. The warrants will include further rights and provisions as provided in the engagement agreement.
Lock-Up Agreements
We and each of our officers and directors have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber for the sale of or otherwise dispose of any of our ADSs or common shares or other securities convertible into or exercisable or exchangeable for our ADSs or common shares for 180 days in the case of our company and 6 months in the case of our officers and directors after this offering is completed without the prior written consent of the Underwriter.
The Underwriter may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the Underwriter will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.
Listing
The Common Shares of the Company are listed on the TSXV under the symbol “NIM”, on the Frankfurt Securities Exchange under the symbol “HLI” and on the OTCQB operated by the OTC Markets Group Inc. under the ticker “HUSIF”.
The ADSs will be listed for trading on the Nasdaq under the symbol “NICM”. The ADSs will not be listed on the TSXV. The ADS Warrants will not be listed for trading on any stock exchange.
Depositary
The depositary for the ADS program is The Bank of New York Mellon.
Determination of Offering Price
The actual public offering price of the ADSs and accompanying ADS Warrants we are offering were negotiated between us and the Underwriter based on the trading of our Common Shares and ADSs prior to the offering, among other things. Other factors considered in determining the public offering price of the securities we are offering include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.
Electronic Distribution
This Prospectus Supplement in electronic format may be made available on a website maintained by the Underwriter. In connection with the Offering, the Underwriter or selected dealers may distribute prospectus supplements electronically. No forms of electronic prospectus supplement other than prospectus supplements that are printable as Adobe® PDF will be used in connection with this Offering.
Other than this Prospectus Supplement in electronic format, the information on the Underwriter’s website and any information contained in any other website maintained by the Underwriter is not part of this Prospectus Supplement or the registration statement of which this Prospectus Supplement forms a part, has not been approved and/or endorsed by us or the Underwriter in its capacity as an underwriter and should not be relied upon by investors.
Price Stabilization, Short Positions
In connection with this Offering, the Underwriter may engage in activities that stabilize, maintain or otherwise affect the price of our ADSs during and after this offering, including:
•
stabilizing transactions;

•
short sales;

•
purchases to cover positions created by short sales;

•
imposition of penalty bids; and

•
syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our securities while this Offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of the ADSs, which involve the sale by the Underwriter of a greater number of ADSs than they are required to purchase in this Offering and purchasing ADSs on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.
The Underwriter may close out any covered short position by either exercising its option, in whole or in part, or by purchasing shares in the open market. In making this determination, the Underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.
Naked short sales are short sales made in excess of the over-allotment option. The Underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriter is concerned that there may be downward pressure on the price of our ADSs in the open market that could adversely affect investors who purchased in this Offering.
The Underwriter also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriter a portion of the underwriting discount received by it because the Underwriter has repurchased shares sold by or for the account of that Underwriter in stabilizing or short covering transactions.
These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs. As a result of these activities, the price of our ADSs may be higher than the price that otherwise might exist in the open market. The Underwriter may carry out these transactions on the Nasdaq Capital Market, in the over-the-counter market or otherwise. Neither we nor the Underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we, nor the Underwriter make any representation that the Underwriter will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.
Other Relationships and Affiliations
Certain of the Underwriters and their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The Underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the Underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that it acquires, long and/or short positions in these securities and instruments.
DESCRIPTION OF THE SECURITIES DISTRIBUTED
American Depositary Shares (ADSs)
The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS will represent 12 Common Shares (or a right to receive 12 Common Shares) deposited with CIBC Mellon Trust Company, as custodian for the depositary in Canada. Each ADS will also represent any other securities, cash or other property that may be held by the Depositary. The deposited shares together with any other securities, cash or other property held by the Depositary are referred to as the deposited securities. The Depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.
You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.
Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.
As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. The Depositary will be the holder of the Common Shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. The Deposit Agreement among us, the Depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the Depositary. New York law governs the Deposit Agreement and the ADSs.
The following is a summary of the material provisions of the Deposit Agreement. For more complete information, you should read the entire Deposit Agreement and the form of ADR. Copies of the Deposit Agreement can be obtained from Suite 1212 – 1030 West Georgia Street, Vancouver, BC V6E 2Y3, and are also available electronically on the Company’s profile on (“SEDAR+”) at www.sedarplus.ca and EDGAR at www.sec.gov.

Dividends and Other Distributions
How will you receive dividends and other distributions on the shares?
The Depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on Common Shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of Common Shares your ADSs represent.
Cash.   The Depositary will convert any cash dividend or other cash distribution we pay on the Common Shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the Deposit Agreement allows the Depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.
Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Certain U.S. Federal Income Tax Considerations”. The Depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the Depositary cannot convert the foreign currency, you may lose some of the value of the distribution.
Common Shares.   The Depositary may distribute additional ADSs representing any Common Shares we distribute as a dividend or free distribution. The Depositary will only distribute whole ADSs. It will sell Common Shares which would require it to deliver a fraction of an ADS (or ADSs representing those Common Shares) and distribute the net proceeds in the same way as it does with cash. If the Depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new Common Shares.
Rights to purchase additional Common shares.   If we offer holders of our securities any rights to subscribe for additional Common Shares or any other rights, we so request in writing and we and the Depositary agree in writing on conditions and procedures applicable to the particular offering, the Depositary will (i) exercise those rights on behalf of subscribing ADS holders or (ii) distribute those rights to ADS holders. If the Depositary does not act under (i) or (ii), the Depositary will use reasonable efforts to sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the Depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The Depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the Depositary that it is legal to do so. If the Depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of Common Shares, new ADSs representing the new Common Shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the Depositary. U.S. securities laws may restrict the ability of the Depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.
Other Distributions.   The Depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the Depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the Depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. U.S. securities laws may restrict the ability of the Depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.
The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, Common Shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, Common Shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our Common Shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation
How are ADSs issued?
The Depositary will deliver ADSs if you or your broker deposits Common Shares or evidence of rights to receive Common Shares with the Custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.
THE ADSs HAVE BEEN REGISTERED FOR OFFERING AND SALE ONLY IN THE UNITED STATES OF AMERICA AND NOT IN ANY OTHER JURISDICTION. ACCORDINGLY, THE ADSs ARE NOT BEING OFFERED AND MAY NOT BE SOLD TO OR FOR THE ACCOUNT OR BENEFIT OF ANY PERSON LOCATED IN CANADA OR IN ANY JURISDICTION OUTSIDE THE UNITED STATES WHERE THAT OFFERING OR SALE IS PROHIBITED BY LAW OR ANY REGISTRATION, QUALIFICATION, FILING OR APPROVAL WITH OR BY ANY SECURITIES REGULATORY AUTHORITY WOULD BE REQUIRED. PROSPECTIVE PURCHASERS AND ANY PERSON ACTING FOR THEM ARE RESPONSIBLE FOR COMPLIANCE WITH THE FOREGOING OFFERING RESTRICTION.
How can ADS holders withdraw the deposited securities?
You may surrender your ADSs to the Depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will deliver the Common Shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the Depositary will deliver the deposited securities at its office, if feasible. However, the Depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited Common Share or other security. The Depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.
When can ADSs be cancelled by the Depositary?
The Depositary may cancel ADSs if there are no underlying deposited securities, or those deposited securities have become apparently worthless or to the extent there are insufficient underlying deposited securities because of an increase in the number of Common Shares represented by one ADS.
How do ADS holders interchange between certificated ADSs and uncertificated ADSs?
You may surrender your ADR to the Depositary for the purpose of exchanging your ADR for uncertificated ADSs. The Depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the Depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the Depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.
Voting Rights
How do you vote?
ADS holders may instruct the Depositary how to vote the number of deposited Common Shares their ADSs represent. If we request the Depositary to solicit your voting instructions (and we are not required to do so), the Depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the Depositary how to vote. For instructions to be valid, they must reach the Depositary by a date set by the Depositary. The Depositary will try, as far as practical, subject to the applicable provisions of federal or provincial law and the provisions of our articles of association or similar documents, to vote or to have its agents vote the Common Shares or other deposited securities as instructed by ADS holders. If we do not request the Depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the Depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the Depositary as described above, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the Common Shares. In any event, the Depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.
We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the Depositary to vote the Common Shares represented by your ADSs. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if the Common Shares represented by your ADSs are not voted as you requested.
In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to deposited securities, if we request the Depositary to act, we agree to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.
Fees and Expenses
Holders or persons depositing or withdrawing Common Shares, surrendering ADSs, or to whom or from whom ADSs are delivered or cancelled, must pay:	For:
US$10.00 (or less) per 100 ADSs (or portion of 100 ADSs)
Issuance of ADSs, including issuances resulting from a distribution of Common Shares or rights or other property or in relation to a change in the number of Common Shares represented by one ADS
Surrender of ADSs for the purpose of withdrawal or cancellation of ADSs, including if the deposit agreement terminates or in relation to a change in the number of Common Shares represented by one ADS

US$.10 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been Common Shares and the Common Shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
Fees assessed from time to time, but not exceeding US$.10 per ADS during any calendar year	Depositary services
Registration or transfer fees	Transfer and registration of Common Shares on our Common Share register to or from the name of the Depositary or its agent when you deposit or withdraw Common Shares
Expenses of the Depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the Depositary or the custodian has to pay on any ADSs or Common Shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary
The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing Common Shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts to be distributed. The Depositary collects fees for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. While aggregate fees for depositary services will not exceed US$.10 per ADS in a calendar year, an investor may be charged more than one such fee in a consecutive 12-month period. The Depositary may collect any of its fees by deduction from any cash distributions payable to Owners. To the extent there is insufficient distributable cash and the Depositary is unable to otherwise collect a fee from owners and does not waive that fee, it will use reasonable efforts to sell a portion of any securities to be distributed to owners that are obligated to pay that fee and apply the net proceeds of sale to pay that fee. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.
From time to time, the Depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the Depositary or share revenue from the fees collected from ADS holders. In performing its duties under the Deposit Agreement, the Depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.
The Depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the Depositary. Where the Depositary converts currency itself or through any of its affiliates, the Depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the Deposit Agreement and the rate that the Depositary or its affiliate receives when buying or selling foreign currency for its own account. The Depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the Deposit Agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the Depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the Depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the Depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the Depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the Depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.
Payment of Taxes
You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The Depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid and may withhold any dividends or other distributions or the proceeds thereof and apply them to that tax or other governmental charge. If a tax or governmental charge for which you are liable cannot be satisfied in a reasonable time by the means provided in the preceding sentence, the Depositary will use reasonable efforts to sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.
Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities
The Depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.
If deposited securities are redeemed for cash in a transaction that is mandatory for the Depositary as a holder of deposited securities, the Depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.
If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the Depositary receives new securities in exchange for or in lieu of the old deposited securities, the Depositary will hold those replacement securities as deposited securities under the Deposit Agreement. However, if the Depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the Depositary will instead use reasonable efforts to sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.
If there is a replacement of the deposited securities and the Depositary will continue to hold the replacement securities, the Depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.
If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the Depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.
Amendment and Termination
How may the deposit agreement be amended?
We may agree with the Depositary to amend the Deposit Agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the Depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the Depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the Deposit Agreement as amended.
How may the deposit agreement be terminated?
The Depositary will initiate termination of the Deposit Agreement if we instruct it to do so. The Depositary may initiate termination of the Deposit Agreement if
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60 days have passed since the Depositary told us it wants to resign but a successor Depositary has not been appointed and accepted its appointment;

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we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

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we delist our Common Shares from an exchange outside the United States on which they were listed and do not list the Common Shares on another exchange outside the United States;

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we announce an intention to list our Common Shares on a national securities exchange in the United States;

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the Depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;

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we appear to be insolvent or enter insolvency proceedings;

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all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

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there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

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there has been a replacement of deposited securities.

If the Deposit Agreement will terminate, the Depositary will notify ADS holders at least 90 days before the termination date. After the termination date, the Depositary will use reasonable efforts to sell the deposited securities. After that, the Depositary will hold the money it received on the sale, as well as any other cash it is holding under the Deposit Agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the Depositary will sell as soon as practicable after the termination date.
After the termination date and before the Depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the Depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The Depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The Depositary will continue to collect distributions on deposited securities, but, after the termination date, the Depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to ADS holders (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.
Limitations on Obligations and Liability
Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs
The Deposit Agreement expressly limits our obligations and the obligations of the Depositary. It also limits our liability and the liability of the Depositary. We and the Depositary:
•
are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith, and the Depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

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are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the Deposit Agreement;

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are not liable if we or it exercises discretion permitted under the Deposit Agreement;

•
are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the Deposit Agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•
have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the Deposit Agreement on your behalf or on behalf of any other person;

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may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

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are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•
the Depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.
In the Deposit Agreement, we and the Depositary agree to indemnify each other under certain circumstances.
Requirements for Depositary Actions
Before the Depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of Common Shares, the Depositary may require:
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payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Common Shares or other deposited securities;

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satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•
compliance with regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The Depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the Depositary or our transfer books are closed or at any time if the Depositary or we think it advisable to do so.
Your Right to Receive the Common Shares Underlying your ADSs
ADS holders have the right to cancel their ADSs and withdraw the underlying Common shares at any time except:
•
when temporary delays arise because: (i) the Depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of Common Shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our Common Shares;

•
when you owe money to pay fees, taxes and similar charges; or

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when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of Common Shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.
Direct Registration System
In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the Depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the Depositary of prior authorization from the ADS holder to register that transfer.
In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Deposit Agreement understand that the Depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the Deposit Agreement, the parties agree that the Depositary’s reliance on and compliance with instructions received by the Depositary through the DRS/Profile system and in accordance with the Deposit Agreement will not constitute negligence or bad faith on the part of the Depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs
The Depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The Depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.
Jury Trial Waiver
The Deposit Agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the Depositary arising out of or relating to our shares, the ADSs or the Deposit Agreement, including any claim under the U.S. federal securities laws. If we or the Depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.
You will not, by agreeing to the terms of the Deposit Agreement, be deemed to have waived our or the Depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.
Common Shares
The Company’s authorized share structure consists of an unlimited number of Common Shares. As of the date hereof, 216,201,381 Common Shares are issued and outstanding.
The holders of Common Shares are entitled to dividends if, as and when declared by the Board. The holders of the Common Shares shall be entitled to vote at all meetings of shareholders of the Company and at all such meetings each such holder has one (1) vote for each Common Share held. Each holder of Common Shares is, upon liquidation, entitled to share equally in such assets of the Company as are distributable to the holders of Common Shares.
In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or other distribution of assets or property of the Company amongst its shareholders for the purpose of winding up its affairs, shareholders will be entitled to receive all property and assets of the Company properly distributable to the shareholders.
There are no pre-emptive rights, no conversion or exchange rights, no redemption, retraction, purchase for cancellation or surrender provisions. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital.
ADS Warrants
The following is a summary of the material terms and provisions of the ADS warrants that are being offered hereby. This summary is subject to and qualified in its entirety by the form of ADS Warrant, which have been provided to the investors in this offering and which will be filed with the SEC as an exhibit to a Current Report on Form 6-K in connection with this offering and incorporated by reference into the registration statement of which this prospectus supplement and the accompanying base prospectus form a part. Prospective investors should carefully review the terms and provisions of the form of ADS Warrant for a complete description of the terms and conditions of the ADS Warrants.
Duration, Exercise Price, and Form
The ADS Warrants offered hereby will have an exercise price of C$12.2213 per ADS. The ADS warrants will be exercisable for a period of five years from the date of issuance. The exercise price of the ADS Warrants and the number of ADSs representing Common Shares upon exercise of the ADS Warrants are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Common Shares and ADSs and any adjustment to the ADS ratio of Common Shares per ADS. The ADS Warrants will be issued in certificate form.

Exercisability
The ADS Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of ADSs representing Common Shares purchased upon such exercise, including any applicable fees. A holder (together with its affiliates) may not exercise any portion of such holder’s ADS Warrants to the extent that the holder would own more than 9.99% of the number of Common Shares outstanding immediately after giving effect to the exercise (subject to adjustment as described below), or the “Beneficial Ownership Limitation”. The holder of an ADS Warrant, upon notice to Nicola, may increase or decrease the Beneficial Ownership Limitation, provided that the Beneficial Ownership Limitation in no event exceeds 19.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares upon exercise. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to us.
Transferability
The ADS Warrants may be transferred at the option of the holder upon surrender of the ADS Warrant to us together with a written assignment of the ADS Warrant and funds sufficient to pay any transfer taxes payable upon making such transfer.
Fractional Shares
No fractional ADSs representing Common Shares will be issued upon the exercise of the ADS Warrants. Rather, the number of ADSs to be issued will, at our election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price or rounded down to the next whole ADS.
Trading Market
There is no established trading market for the ADS Warrants, and we do not expect a market to develop. We do not intend to apply for a listing for the ADS Warrants on the Nasdaq Capital Market, any other securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the ADS Warrants will be limited.
Rights as an ADS holder
Except as otherwise provided in the ADS Warrants or by virtue of the holders’ ownership of our ADSs representing Common Shares, the holders of ADS Warrants do not have the rights or privileges of holders of our ADSs representing Common Shares until such warrant holders exercise their ADS Warrants, the Common Shares are issued and deposited with the Depositary and the ADSs are issued and delivered.
CONSOLIDATED CAPITALIZATION
Other than as disclosed under the heading “Prior Sales” herein, there have been no material changes to the share and loan capital of the Company on a consolidated basis since the date of the amended and restated interim consolidated financial statements for the three and nine months ended September 30, 2025 and 2024. In addition, as a result of the Offering, the equity capitalization of the Company will increase by the amount of the net proceeds, less expenses, of the Offering and the Company’s Common Shares outstanding will increase by the amount of Common Shares underlying the ADSs issued in the Offering.
PRIOR SALES
The following table summarizes the issuance by the Company of Common Shares and of securities that are convertible or exchangeable into Common Shares in the twelve-month period preceding the date of this Prospectus Supplement.

Security	Date of Issuance	Number of Securities	Issue Price or Exercise Price per Security (C$)	Expiry Date (if applicable)
Stock Options	October 5, 2021	150,000	0.22	October 5, 2026
Stock Options	October 5, 2022	1,822,500	0.16	October 5, 2027
Stock Options	May 2, 2023	100,000	0.30	May 2, 2028
Stock Options	July 26, 2023	1,850,000	0.36	July 26, 2028
Stock Options	August 3, 2023	100,000	0.30	August 3, 2028
Stock Options	April 18, 2024	2,350,000	0.265	April 18, 2029
Stock Options	December 18, 2024	500,000	0.30	December 18, 2029
Common Shares(1)	March 12, 2025	4,038,955	0.28	N/A
Warrants(1)	March 12, 2025	2,019,477	0.40	March 12, 2028
Common Shares(2)	March 27, 2025	75,000	0.22	N/A
Common Shares(2)	March 28, 2025	250,000	0.24	N/A
Stock Options	July 1, 2025	400,000	0.495	July 1, 2030
Common Shares(2)	July 8, 2025	100,000	0.30	N/A
Common Shares(2)	July 8, 2025	100,000	0.265	N/A
Common Shares(3)	July 17, 2025	4,350,000	0.50	N/A
Warrants(3)	July 17, 2025	2,175,000	0.65	July 17, 2027
Common Shares(2)	August 22, 2025	50,000	0.265	N/A
Common Shares(2)	August 22, 2025	50,000	0.36	N/A
Common Shares(2)	August 22, 2025	52,500	0.16	N/A
Common Shares(4)	September 16, 2025	22,941,177	0.17	N/A
Common Shares(4)	September 16, 2025	385,185	0.81	N/A
Common Shares(5)	September 26, 2025	172,518	0.17	N/A
Common Shares(5)	September 26, 2025	2,278	1.08	M/A
Common Shares(2)	October 23, 2025	400,000	0.265	N/A
Common Shares(2)	October 23, 2025	375,000	0.22	N/A
Common Shares(2)	November 4, 2025	1,000,000	0.30	N/A
Common Shares(2)	November 13, 2025	44,047	0.17	N/A
Common Shares(2)	November 13, 2025	830	0.88	N/A
Stock Options	December 3, 2025	2,850,000	1.00	December 3, 2030
Restricted Share Unit(6)	December 3, 2025	1,015,000	N/A	N/A
Common Shares(2)	December 3, 2025	500,000	0.30	N/A
Common Shares(2)	January 5, 2026	1,000,000	0.30	N/A
Common Shares(2)	January 20, 2026	75,000	0.30	N/A
Common Shares(7)	January 29, 2026	5,512,001	0.90	N/A
Warrants(7)	January 29, 2026	5,512,001	1.10	January 29, 2029

(1)
Securities issued pursuant to a non-brokered private placement of units which closed on March 12, 2025.

(2)
Common Shares issued pursuant to exercises of stock options.

(3)
Securities issued pursuant to a non-brokered private placement of units which closed on July 17, 2025.

(4)
Common Shares issued pursuant to conversion of convertible debentures and interest on such convertible debentures on September 16, 2025.

(5)
Common Shares issued pursuant to conversion of convertible debentures and interest on such convertible debentures on September 26, 2025.

(6)
Restricted Share Units granted on December 3, 2025, which will vest on January 1, 2027.

(7)
Securities issued pursuant to a non-brokered private placement of units which closed on January 29, 2026.

TRADING PRICE AND VOLUME
The Common Shares are listed and traded on the TSX Venture Exchange (the “TSXV”) under the symbol “NIM”, on the Frankfurt Securities Exchange under the symbol “HLI” and on the OTCQB operated by the OTC Markets Group Inc. under the ticker “HUSIF”.
The following table sets forth, for the periods indicated, the reported high and low market prices and the aggregate volume of trading of our Common Shares on the TSXV in Canadian dollars.
Month	High	Low	Volume Traded
April 1, 2026 to April 13, 2026	C$ 1.01	C$ 0.82	743,587
March 2026	C$ 1.08	C$ 1.02	2,736,098
February 2026	C$ 1.35	C$ 1.13	3,033,671
January 2026	C$ 1.30	C$0.960	5,241,590
December 2025	C$1.070	C$0.920	2,454,876
November 2025	C$0.950	C$0.810	1,774,545
October 2025	C$1.160	C$0.950	2,964,940
September 2025	C$1.190	C$0.750	3,498,770
August 2025	C$0.840	C$0.710	1,987,778
July 2025	C$0.790	C$0.495	2,735,823
June 2025	C$0.510	C$0.430	3,322,872
May 2025	C$0.425	C$0.355	1,445,701
April 2025	C$0.395	C$0.345	1,678,175
March 2025	C$0.395	C$0.300	1,222,109
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition, ownership and disposition of our Common Shares or ADSs. This discussion addresses only U.S. Holders who hold our Common Shares or ADSs as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). Holders of our Common Shares or ADSs that are not U.S. Holders should consult their tax advisors as to the tax consequences of the acquisition, ownership and disposition of our Common Shares or ADSs. Moreover, this discussion does not address any U.S. federal tax consequences other than income tax consequences (such as estate, gift or other non-income tax consequences) or any state, local or foreign income or non-income tax consequences. In addition, this discussion does not purport to be a complete analysis of all of the U.S. federal income tax consequences (such as the Medicare contribution tax on net investment income or consequences that may arise under the Foreign Account Tax Compliance Act (including the U.S. Treasury Regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith)) that may be relevant to U.S. Holders in light of their particular circumstances and does not address all of the U.S. federal income tax consequences that may be relevant to particular holders of our Common Shares or ADSs that are subject to special rules, including, but not limited to:
•
banks or other financial institutions;

•
partnerships or other pass-through entities (or other entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes) or investors in such partnerships or pass-through entities;

•
mutual funds;

•
S corporations or investors in such S corporations;

•
insurance companies;

•
tax-exempt organizations or governmental organizations;

•
dealers or brokers in securities or currencies;

•
traders in securities that elect to use a mark-to-market method of accounting;

•
persons that actually or constructively own or have owned at least five percent of our Common Shares or ADSs (by vote or value);

•
regulated investment companies;

•
real estate investment trusts;

•
tax-qualified retirement plans;

•
persons that hold our Common Shares or ADSs as part of a straddle, hedge, constructive sale or conversion transaction;

•
persons that are liable for the alternative minimum tax;

•
individuals who are U.S. expatriates and former citizens or long-term residents of the United States;

•
holders who acquired their shares of our Common Shares or ADSs through the exercise of an employee stock option, in connection with a restricted stock unit or restricted share award, or otherwise as compensation; and

•
persons that have a functional currency other than the U.S. dollar.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our Common Shares or ADSs, the tax treatment of a partner in such partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships and partners in such a partnership should consult their tax advisors about the tax consequences of an investment in our Common Shares or ADSs.
For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of our Common Shares or ADSs which is, or is treated for U.S. federal income tax purposes as, any of the following:
•
an individual who is a citizen or resident of the United States;

•
a corporation (or any other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•
a trust that (i) is subject to the primary supervision of a court within the United States and all substantial decisions of which are subject to the control of one or more United States persons (as defined in Section 7701(a)(30) of the Code) or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person; or

•
an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

The discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury Regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein-possibly with retroactive effect. There can be no assurances that the Internal Revenue Service (the “IRS”) will not take a contrary or different position concerning the tax consequences of the acquisition, ownership and disposition of our Common Shares or ADSs or that such a position would not be sustained by a court. We have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax considerations relating to the purchase, ownership or disposition of our Common Shares or ADSs. U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of our Common Shares or ADSs in their particular circumstances.

Transactions Not Addressed
This summary does not address the tax consequences of transactions effected prior or subsequent to, or concurrently with, any purchase of ADSs, or the Common Shares represented thereby, pursuant to this prospectus (whether or not any such transactions are undertaken in connection with the purchase of ADSs, or the Common Shares represented thereby, pursuant to this prospectus).
Treatment of the ADSs
U.S. Holders of ADSs generally will be treated for U.S. federal income tax purposes as holding our Common Shares represented by the ADSs. No gain or loss generally will be recognized on an exchange of our Common Shares for ADSs or an exchange of ADSs for our Common Shares if the depositary has not taken any action inconsistent with the material terms of the deposit agreement for the ADSs or the U.S. Holder’s ownership of the underlying Common Shares. A U.S. Holder’s tax basis in the Common Shares received in exchange for ADSs generally will be the same as its tax basis in the ADSs, and the holding period in the shares will include the holding period in the ADSs.
Ownership and Disposition of Our Common Shares or ADSs
Distributions on Our Common Shares or ADSs
Subject to the “passive foreign investment company” (“PFIC”) rules discussed below (see “PFIC Status of our Company”), a U.S. Holder that receives a distribution, including a constructive distribution, with respect to our Common Shares (including Common Shares represented by the ADSs) will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of our Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of our Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in our Common Shares or ADSs and thereafter as gain from the sale or exchange of such Common Shares or ADSs (see “Sale or Other Taxable Disposition of Our Common Shares or ADSs” below). However, we may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by our Company with respect to our Common Shares or ADSs will constitute a dividend. Dividends received on our Common Shares or ADSs generally will not be eligible for the “dividends received deduction” available to U.S. corporate shareholders receiving dividends from U.S. corporations. If our Company is eligible for the benefits of the Canada-U.S. Tax Convention or our Common Shares or ADSs are readily tradable on an established securities market in the U.S., dividends paid by our Company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that our Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.
Sale or Other Taxable Disposition of Our Common Shares or ADSs
Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of our Common Shares (including Common Shares represented by the ADSs), a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the Common Shares or ADSs sold or otherwise disposed of. Such capital gain or loss will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the U.S. Holder’s holding period for such Common Share or ADS is more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

PFIC Status of Our Company
A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:
(i)
75% or more of its gross income for such year is “passive income” which for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions and gains from assets that produce passive income; or

(ii)
50% or more of the value of its gross assets (based on an average of the quarterly values of the gross assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

Passive income does not include rents and royalties derived from the active conduct of a trade or business. If the stock of a non-U.S. corporation is publicly traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income for purposes of the PFIC income and asset tests. If we were a PFIC in any year during a U.S. Holder’s holding period for our Common Shares or ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. Holder owned the Common Shares or ADSs, regardless of whether we continue to meet the tests described above unless (a) we ceased to be a PFIC and (b) the U.S. Holder has made a deemed sale election under the PFIC rules which may result in recognition of gain (but not loss), taxable under the PFIC rules described below, without the receipt of any corresponding cash.
Based on our operations and the composition of our assets, we do not expect to be treated as a PFIC under the PFIC rules for the current taxable year. However, the determination of PFIC status is a fact-intensive determination that must be made annually at the close of each taxable year applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. As a result, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year.
If we are a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our Common Shares) and (b) any gain realized on the sale or other disposition of the ADSs or Common Shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions on Our Common Shares or ADSs.”
Certain elections may potentially be used to reduce the adverse impact of the PFIC rules on U.S. holders (“qualifying electing fund”, or QEF), and “mark-to-market” elections), but these elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income.
The rules described above for excess distributions would not apply to a U.S. Holder if the U.S. Holder makes a timely QEF election for the first taxable year of the U.S. holding period for Common Shares or ADSs and we comply with specified reporting requirements. A timely QEF election for a taxable year generally must be made on or before the due date (as may be extended) for filing the taxpayer’s U.S. federal income tax return for the year. A U.S. Holder who makes a QEF election generally must report on a current year basis a pro rata share of our ordinary earnings and net capital gain for any taxable year in which we are a PFIC, whether or not those earnings or gains are distributed. A U.S. Holder who makes a QEF election must file a Form 8621 with its annual income tax return. We will endeavor to provide U.S. Holders with the required information to allow U.S. Holders to make a QEF election with respect to the Common Shares or ADSs in the event that the Company determines it is treated as a PFIC for any taxable year. There can be no assurance, however, that the Company will timely provide such information for any particular year, or that the Company’s determination regarding its PFIC status will be upheld. U.S. Holders should consult their tax advisors to determine whether any of these QEF elections will be available and if so, what the consequences of these elections would be in their particular circumstances
If a U.S. Holder does not make a QEF election for the first taxable year of the U.S. Holder’s holding period for Common Shares or ADSs during which we are a PFIC, the QEF election will not be treated as timely and the adverse tax regime described above would apply to dispositions of or excess distributions on the Common Shares or ADSs. In such case, a U.S. Holder may make a deemed sale election whereby the U.S. Holder would be treated as if the U.S. Holder had sold the Common Shares or ADSs in a fully taxable sale at fair market value on the first day of such taxable year in which the QEF election takes effect. Such U.S. Holder would be required to recognize any gain on the deemed sale as an excess distribution and pay any tax and interest due on the excess distribution when making the deemed sale election. The effect of such further election would be to restart the U.S. Holder’s holding period in the Common Shares or ADSs, subject to the QEF regime, and to purge the PFIC status of such Common Shares or ADSs going forward.
If a U.S. Holder makes the mark-to-market election with respect to Common Shares or ADS, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the Common Shares or ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Common Shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the Common Shares or ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of Common Shares or ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and our Common Shares or ADSs are “regularly traded” on a “qualified exchange.” Our Common Shares or ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the Common Shares or ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principle purposes the meeting of the trading requirement as disregarded). The Nasdaq is a qualified exchange for this purpose and consequently, if the Common Shares or ADSs are regularly traded, the mark-to-market election should be available to a U.S. Holder.
U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.
If we are a PFIC, the general tax treatment for U.S. Holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.
If a U.S. Holder owns Common Shares or ADSs during any year in which we are a PFIC and the U.S. Holder recognizes gain on a disposition of our Common Shares or ADSs or receives distributions with respect to our Common Shares or ADSs, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the Company, generally with the U.S. Holder’s federal income tax return for that year. If the Company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.
The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their tax advisers with respect to the ownership and disposition of our Common Shares or ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to our Common Shares or ADSs and the IRS information reporting obligations with respect to the ownership and disposition of our Common Shares or ADSs.

Receipt of Foreign Currency
A U.S. Holder that receives Canadian dollars on a distribution from the Company or on the sale or disposition of Common Shares or ADSs and converts such Canadian dollars into U.S. dollars on the day the amount is otherwise includible in income for U.S. federal income tax purposes generally will not be required to recognize gain or loss arising from exchange rate fluctuations. A U.S. Holder that receives Canadian dollars and converts them into U.S. dollars subsequent to such day will generally have foreign exchange gain or loss based on any appreciation or depreciation in the value of the Canadian dollar, as applicable, against the U.S. dollar (subject to certain de minimis exceptions), which generally will be U.S.-source ordinary gain or loss. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.
Information Reporting; Backup Withholding
Dividend payments and proceeds paid from the sale or other taxable disposition of our Common Shares or ADSs may be subject to information reporting to the IRS. In addition, a U.S. Holder (other than exempt holders who establish their exempt status if required) may be subject to backup withholding on cash payments received in connection with dividend payments and proceeds from the sale or other taxable disposition of our Common Shares or ADSs made within the United States or through certain U.S.-related financial intermediaries.
Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number, makes other required certification and otherwise complies with the applicable requirements of the backup withholding rules.
Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Certain Reporting Requirements
Certain U.S. Holders who are individuals (and, under regulations, certain entities) may be required to report information relating to an investment in the Common Shares or ADSs that exceed certain thresholds, subject to certain exceptions (including an exception for Common Shares or ADSs held in accounts maintained by certain U.S. financial institutions), by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to their ownership and disposition of the Common Shares or ADSs.
THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS OF OUR AMERICAN DEPOSITARY SHARES AND COMMON SHARES REPRESENTED THEREBY WITH RESPECT TO THE ACQUISITION, OWNERSHIP OR DISPOSITION OF OUR AMERICAN DEPOSITARY SHARES AND COMMON SHARES. U.S. HOLDERS OF OUR AMERICAN DEPOSITARY SHARES AND COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.
Acquisition of ADSs and ADS Warrants
For U.S. federal income tax purposes, the purchase price for each ADS and accompanying ADS Warrant will be allocated between these two components in proportion to their relative fair market values at the time they are purchased by the U.S. Holder. This allocation of the purchase price will establish a U.S. Holder’s initial tax basis for U.S. federal income tax purposes in the ADSs and ADS Warrant.
For this purpose, the company will allocate US$5.9339999 of the purchase price to each ADS and US$0.0000001 of the purchase price to each ADS Warrant. However, the IRS will not be bound by such allocation of the purchase price, and therefore, the IRS or a U.S. court may not respect the allocation set forth above. Each U.S. Holder should consult its own tax advisor regarding the allocation of the purchase price. No opinion of legal counsel or ruling from the IRS concerning the allocation of the purchase price to the Common Share and the Warrant has been obtained or is currently planned to be requested.
Ownership and Disposition of Our ADS Warrants
Although not free from doubt, an ADS Warrant should be treated as a common share purchase warrant for tax purposes, and a holder of ADS Warrants should generally be taxed in the same manner as a holder of common share purchase warrants, as described below. The discussion below assumes the characterization described above is respected for tax purposes. If an ADS Warrant is not treated as a common share purchase warrant for tax purposes, then the tax treatment of ADS Warrants may be different. Holders should consult their tax advisors regarding the risks associated with the acquisition of ADS Warrants pursuant to this offering.
Exercise of Warrants
A U.S. Holder should not recognize gain or loss on the exercise of an ADS Warrant and related receipt of an ADS (unless cash is received in lieu of the issuance of a fractional ADS). A U.S. Holder’s initial tax basis in the ADSs received on the exercise of an ADS Warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such ADS Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such ADS Warrant. It is unclear whether a U.S. Holder’s holding period for the ADS received on the exercise of an ADS Warrant would commence on the date of exercise of the warrant or the day following the date of exercise of the ADS Warrant.
Disposition of Warrants
A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of an ADS Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the ADS Warrant sold or otherwise disposed of. Any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if the ADS Warrant is held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.
Expiration of Warrants Without Exercise
Upon the lapse or expiration of an ADS Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the ADS Warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the ADS Warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.
Certain Adjustments to the Warrants
Under Section 305 of the Code, an adjustment to the number of ADSs that will be issued on the exercise of the ADS Warrants, or an adjustment to the exercise price of the ADS Warrants, may be treated as a constructive distribution to a U.S. Holder of the ADS Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the “earnings and profits” or the Corporation’s assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to the shareholders). Adjustments to the exercise price of ADS Warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the ADS Warrants should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
This summary assumes that a purchaser of an ADS acquires a beneficial interest in, and is the beneficial owner of, the Common Shares underlying the ADS.
The following is a summary of certain Canadian federal income tax considerations generally applicable to the holding and disposition of our securities acquired by a holder who, at all relevant times, (a) for the purposes of the ITA (i) is not resident, or deemed to be resident, in Canada, (ii) deals at arm’s length with the Underwriter, the Custodian, the Depositary or us, and is not affiliated with the Underwriter, the Custodian, the Depositary or us, (iii) acquires our Common Shares in this offering and holds such ADSs and Common Shares as capital property, (iv) does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business carried on or deemed to be carried on in Canada and (v) is not a “registered non-resident insurer” or “authorized foreign bank” (each as defined in the ITA), or other holder of special status, and (b) for the purposes of the Canada-U.S. Tax Convention (the “Tax Treaty”), is a resident of the United States, has never been a resident of Canada, does not have and has not had, at any time, a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Tax Treaty. Holders who meet all the criteria in clauses (a) and (b) above are referred to herein as “U.S. Holders”, and this summary only addresses such U.S. Holders and assumes that such U.S. Holders qualify for benefits under the Tax Treaty and provide the required proof of eligibility for benefits to the required intermediary.
This summary does not deal with special situations, such as the particular circumstances of traders or dealers, tax exempt entities, insurers or financial institutions, or other holders of special status or in special circumstances. Such holders, and all other holders who do not meet the criteria in clauses (a) and (b) above, should consult their own tax advisors.
This summary is based on the current provisions of the ITA, the regulations thereunder in force at the date hereof, the current provisions of the Tax Treaty, and our understanding of the administrative and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the ITA and regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that such Proposed Amendments will be enacted in the form proposed. However, such Proposed Amendments might not be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada, which may differ significantly from those discussed in this summary.
For the purposes of the ITA, all amounts relating to the acquisition, holding or disposition of our securities must generally be expressed in Canadian dollars. Amounts denominated in United States currency generally must be converted into Canadian dollars using the rate of exchange that is acceptable to the Canada Revenue Agency. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder, and no representation with respect to the Canadian federal income tax consequences to any particular U.S. Holder or prospective U.S. Holder is made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, all prospective purchasers (including U.S. Holders as defined above) should consult with their own tax advisors for advice with respect to their own particular circumstances.
Currency Conversion
For purposes of the ITA, all amounts relating to the acquisition, holding or disposition of Common Shares (including dividends, adjusted cost base and proceeds of disposition) must generally be expressed in Canadian dollars. Amounts denominated in any other currency must be converted into Canadian dollars generally based on the exchange rate quoted by the Bank of Canada on the date such amounts arise or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).
Withholding Tax on Dividends
Amounts paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends on the Common Shares to a U.S. Holder will be subject to Canadian withholding tax. Under the Tax Treaty, the rate of Canadian withholding tax on dividends paid or credited by us to a U.S. Holder that beneficially owns such dividends and is eligible for benefits of the Tax Treaty is generally 15% (unless the beneficial owner is a company that owns at least 10% of our voting stock at that time, in which case the rate of Canadian withholding tax is generally reduced to 5%).
Disposition of Our Common Shares Sold in this Offering
A U.S. Holder will not be subject to tax under the ITA on a capital gain realized on a disposition or deemed disposition the Common Shares represented thereby, unless such shares are “taxable Canadian property” to the U.S. Holder for purposes of the ITA and the U.S. Holder is not entitled to relief under the Tax Treaty.
Generally, our Common Shares will not constitute “taxable Canadian property” to a U.S. Holder at the time of disposition if our Common shares are listed on a “designated stock exchange” as defined in the ITA (which currently included the Nasdaq, TSXV and Frankfurt Stock Exchange) unless the following two conditions are met (the “TCP Conditions”): (A) at any time during the 60 month period immediately preceding the disposition, more than 50% of the fair market value of such shares was derived, directly or indirectly, from one or any combination of: (i) real or immoveable property situated in Canada, (ii) “Canadian resource properties” (as defined in the ITA), (iii) “timber resource properties” (as defined in the ITA), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists; and (B) at any time during the 60 month period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length, partnerships in which the U.S. Holder or such non-arm’s length person holds a membership interest (either directly or indirectly through one or more partnerships), or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of our company. In addition to the foregoing, in certain other circumstances set out in the ITA, the Common Shares can also be deemed to be “taxable Canadian property”.
U.S. Holders who may hold Common Shares as “taxable Canadian property” should consult their own tax advisors with respect to the application of Canadian capital gains taxation, any potential relief under the Tax Treaty, and special compliance procedures under the ITA, none of which is described in this summary.
Ownership and Disposition of Our ADS Warrants
There may be Canadian tax considerations associated with acquiring, holding or disposing ADS Warrants. Holders should consult their own tax advisors regarding the Canadian tax consequences applicable to their particular circumstances.
LEGAL MATTERS
Certain legal matters relating to Canadian and United States law with respect to the Offering will be passed upon on behalf of the Company by Cozen O’Connor LLP (Vancouver). Certain legal matters with respect to the Offering will be passed upon for the Underwriter by Ellenoff Grossman & Schole LLP, as US counsel, and Cozen O’Connor LLP (Toronto) as Canadian counsel.
AUDITORS, TRANSFER AGENT AND REGISTRAR
Our current auditors are Davidson & Company LLP, independent registered public accounting firm, with a business address at 1200-609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, British Columbia V7Y 1G6, Canada. Davidson & Company LLP is registered with both the Canadian Public Accountability Board and the U.S. Public Company Accounting Oversight Board.
The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc., located at 510 Burrard Street, 3rd Floor, Street, Vancouver, British Columbia, V6C 3B9.
INTERESTS OF EXPERTS
Davidson & Company LLP has prepared the auditor’s report with respect to the Company’s annual financial statements for the year ended December 31, 2024, which is incorporated by reference into the Shelf Prospectus and this Prospectus Supplement. Davidson & Company LLP has advised that they are independent in accordance with and within the meaning of the applicable rules and related interpretations prescribed by the relevant professional bodies in Canada and the rules and standards of the United States Public Company Accounting Oversight Board and the securities laws and regulations administered by the SEC.
ENFORCEMENT OF CIVIL LIABILITIES
The Company is a corporation incorporated under and governed by the BCBCA. Some of the directors and officers of the Company, and some of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside Canada or the United States, and all or a substantial portion of their assets are located outside Canada and the United States. The Company has appointed an agent for service of process in Canada, but it may be difficult for holders of securities who reside in Canada to effect service within Canada upon those directors who are not residents of Canada. It may also be difficult for holders of securities who reside in Canada to realize in Canada upon judgments of courts of Canada predicated upon the Company’s civil liability and the civil liability of the directors and officers of the Company under applicable securities laws.
In addition, it may be difficult for investors who reside in the U.S. to effect service within the U.S. upon those of the Company’s directors, officers and experts who are not residents of the U.S. It may also be difficult for investors who reside in the U.S. to realize in the U.S. upon judgments of courts of the U.S. predicated upon the Company’s civil liability and the civil liability of the Company’s directors, officers and experts under the U.S. federal securities laws. A final judgment for a liquidated sum in favor of a private litigant granted by a U.S. court and predicated solely upon civil liability under U.S. federal securities laws would, subject to certain exceptions identified in the law of individual provinces and territories of Canada, likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon U.S. federal securities law on application of the conflict of laws principles of the province or territory in Canada in which the claim is brought.
The Company filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Cogency Global Inc., with an address at 122 East 42nd Street, 18th Floor, New York, New York, USA 10168, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court, arising out of or related to or concerning the offering of Securities under this Prospectus.
Certain of the Company’s directors, namely Frank Högel and Brent Omland reside outside of Canada. Directors of the Company residing outside of Canada have appointed Cozen O’Connor LLP, Bentall 5, 550 Burrard St., Suite 2501, Vancouver, British Columbia V6C 2B5, Canada, as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.
Investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if the party has appointed an agent for service of process.

CERTIFICATE OF NICOLA MINING INC.
Dated: April 13, 2026
The short form base shelf prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement, as required by the securities legislation of British Columbia, Alberta and Ontario.
“Peter Espig” PETER ESPIG Chief Executive Officer and Director	“Sam Wong” SAM WONG Chief Financial Officer
On behalf of the Board of Directors
“Paul Johnston” PAUL JOHNSTON Director	“Malcolm Swallow” MALCOLM SWALLOW Director

This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in provinces of British Columbia, Alberta and Ontario, that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements is available.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Nicola Mining Inc., at Suite 1212 – 1030 West Georgia Street, Vancouver, BC V6E 2Y3, or by telephone at 778.385.1213 and are also available electronically at www.sedarplus.ca.
SHORT FORM BASE SHELF PROSPECTUS
New Issue January 29, 2026
NICOLA MINING INC.
US$25,000,000
COMMON SHARES
WARRANTS
SUBSCRIPTION RECEIPTS
UNITS
COMMON SHARES REPRESENTED BY DEPOSITARY SHARES
DEBT SECURITIES
This short form base shelf prospectus (this “Prospectus”) relates to the offering for sale by Nicola Mining Inc. (the “Company”, “Nicola”, “we”, “us “or “our”) from time to time, during the 25-month period that this Prospectus, including any amendments hereto, remains effective, of the following securities of the Company in one or more series or issuances, with a total offering price of such securities, in the aggregate, of up to US$25,000,000 (or the equivalent thereof in Canadian dollars or one or more foreign currencies or composite currencies): (i) common shares in the capital of the Company (each, a “Common Share” or “Share”); (ii) warrants (each, a “Warrant”) to purchase other Securities (as defined below) of the Company; (iii) subscription receipts (each, a “Subscription Receipt”); (iv) units (each, a “Unit”) comprising of one or more of the other Securities; (v) Common Shares represented by depositary shares, including American depositary shares (“Depositary Shares”); and (vi) debt securities (the “Debt Securities” and with the Common Shares, Warrants, Subscription Receipts, Units, and Common Shares represented by Depositary Shares, collectively referred to herein as the “Securities”). The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement (each, a “Prospectus Supplement”).
All dollar amounts in this Prospectus are in Canadian dollars, unless otherwise indicated.
In addition, the securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the securities separately, a combination of securities or any combination of, among other things, securities, cash and the assumption of liabilities.

The Common Shares are listed and traded on the TSX Venture Exchange (the “TSXV”) under the symbol “NIM”, on the Frankfurt Securities Exchange under the symbol “HLI” and on the OTCQB operated by the OTC Markets Group Inc. under the ticker “HUSIF”. Trading price and volume information for the Securities will be provided as required in each Prospectus Supplement. On January 28, 2026, being the last complete trading day prior to the date hereof, the closing price of the Common Shares on the TSXV was $1.24.
Unless otherwise specified in an applicable Prospectus Supplement, the Debt Securities, the Subscription Receipts, the Units (other than the Common Shares underlying the Units) and the Warrants will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is currently no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities and the extent of issuer regulation. See “Risk Factors” for a more complete discussion of these risks.
Nicola is permitted, under a multijurisdictional disclosure system adopted in the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Nicola prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which differ from accounting principles generally accepted in the United States of America.
Prospective investors should be aware that the acquisition of Securities may have tax consequences both in the United States and in Canada. This Prospectus does not discuss U.S. or Canadian tax consequences and any such tax consequences may not be described fully in any applicable Prospectus Supplement with respect to a particular offering of Securities. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.
The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, that most of its officers and directors are not residents of the United States, that some or all of the underwriters or experts named in this Prospectus or any applicable Prospectus Supplement may not be residents of the United States and that all or a substantial portion of the assets of the Company and said persons are located outside of the United States. See “Enforceability of Civil Liabilities Under U.S. Securities Laws”.
The Company is not making and will not make an offer of these Securities in any jurisdiction where the offer or sale is not permitted. This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in such jurisdiction.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
DEPOSITARY SHARES WILL NOT BE OFFERED OR SOLD IN CANADA.
No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.
The Company is not making and will not make an offer of these Securities in any jurisdiction where the offer or sale is not permitted. This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in such jurisdiction.
All applicable information permitted under securities legislation to be omitted from this Prospectus that has been so omitted will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements is available. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the securities to which the Prospectus Supplement pertains. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any securities issued pursuant to this Prospectus. The Securities may be sold pursuant to this Prospectus through underwriters or dealers or directly or through agents designated from time to time at amounts and prices and other terms determined by us.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution. The Securities may be sold pursuant to this Prospectus through underwriters or dealers or directly or through agents designated from time to time at amounts and prices and other terms determined by us. This Prospectus may qualify an “at-the-market distribution” as defined in National Instrument 44-102 — Shelf Distributions. A Prospectus Supplement will set out the names of any underwriters, dealers or agents involved in the sale of Securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such Securities, including the net proceeds we expect to receive from the sale of such securities, if any, the amounts and prices at which such Securities are sold and the compensation of such underwriters, dealers or agents. See “Plan of Distribution” for more information.
Investment in the Securities being offered is highly speculative and involves significant risks that prospective investors should consider before purchasing such Securities. Prospective investors should carefully review the risks outlined in this Prospectus (including any Prospectus Supplement) and in the documents incorporated by reference as well as the information under the heading “Cautionary Note Regarding Forward-Looking and Other Statements” and consider such risks and information in connection with an investment in the Securities. See “Risk Factors” for a more complete discussion of these risks.
The specific terms of any Securities offered will be described in a Prospectus Supplement, including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution) and any other specific terms; (ii) in the case of Warrants, the number of Warrants being offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise and any other specific terms; (iii) in the case of Units, the number of Units offered, the offering price, the designation, number and terms of the other Securities comprising the Units, and any other specific terms; (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and terms of such other Securities, and any other specific terms; and (v) in the case of Common Shares represented by Depositary Shares, the number of Depositary Shares being offered, the number of Common Shares underlying each Depositary Share, the offering price and currency of the Depositary Shares, the name of the depositary, and the terms and details of the deposit agreement under which the Depositary Shares would be issued; and (vi) in the case of Debt Securities, the designation of the Debt Securities, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, whether payment on the Debt Securities will be senior or subordinated to the Company’s other liabilities and obligations, the nature and priority of any security for the Debt Securities, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions, any arrangements with the trustee for the Debt Securities and any other specific terms. A Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. Investors should rely only on the information contained in or incorporated by reference into this Prospectus and any applicable Prospectus Supplement. We have not authorized anyone to provide investors with different information. Information contained on the Company’s website shall not be deemed to be a part of this Prospectus (including any applicable Prospectus Supplement) or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Securities. Investors should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the face page of this Prospectus, the date of any applicable Prospectus Supplement or the date of any documents incorporated by reference herein.
The Company’s head office is located at Suite 1212 – 1030 West Georgia Street, Vancouver, BC V6E 2Y3, and its registered office is located at Suite 2501, 550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

i

ABOUT THIS PROSPECTUS
You should rely only on the information contained in or incorporated by reference into this Prospectus. Nicola has not authorized anyone to provide you with different information. Nicola is not making an offer of these Securities in any jurisdiction where the offer is not permitted. You should bear in mind that although the information contained in this Prospectus and any Prospectus Supplement is accurate as of any date on the front of such documents, such information may also be amended, supplemented or updated by the subsequent filing of additional documents deemed by law to be or otherwise incorporated by reference into this Prospectus and by any subsequently filed prospectus amendments.
This Prospectus provides a general description of the Securities that the Company may offer. Each time the Company sells Securities under this Prospectus, it will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described below under “Documents Incorporated by Reference” and “Available Information”.
Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this Prospectus and any Prospectus Supplement are references to Canadian dollars. References to “$”, “C$” or “Cdn$” are to Canadian dollars and references to “US$” are to U.S. dollars. The Company’s financial statements that are incorporated by reference into this Prospectus and any Prospectus Supplement have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”).
Unless the context otherwise requires, references in this Prospectus and any Prospectus Supplement to “Nicola”, the “Company”, “we”, “us” or “our” includes Nicola Mining Inc. and each of its material subsidiaries.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements and other information contained or incorporated by reference in this Prospectus constitute forward-looking information under Canadian securities legislation (collectively, “forward-looking statements”) including, without limitation, statements containing the words “believe,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative or grammatical variations of these terms or other comparable terminology, although not all forward-looking statements contain these words and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by the Company in light of the Company’s experience and perception of historical trends, current conditions and expected future developments, as well as the factors we believe are appropriate. Such forward-looking statements include, but are not limited to:
•
analyses and other information based on expectations of future performance and planned work programs;

•
possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action;

•
the capacity and operation of the Company’s mill, including the amount and quality of the mill feed provided by the Company’s customers;

•
timing, costs and potential success of future activities on the Company’s properties, including but not limited to exploration and development costs;

•
potential results of exploration, development and environmental protection and remediation activities;

•
future outlook and goals;

•
permitting timelines and requirements, regulatory and legal changes, requirements for additional capital, requirements for additional water rights and the potential effect of proposed notices of environmental conditions relating to mineral claims; and

•
planned expenditures and budgets and the execution thereof.

Statements concerning mineral resource and mineral reserve estimates may also be deemed to constitute forward-looking information to the extent that such statements involve estimates of the mineralization that may be encountered if a property is developed.
By their very nature, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information including, but not limited to the following risks and uncertainties:
•
global financial markets can have a profound impact on the global economy in general and on the mining industry in particular;

•
metals prices have fluctuated widely in the past and are expected to continue to do so in the future, which may adversely affect the amount of revenues derived from the Company’s milling operations and the future production of any minerals from its properties;

•
volatility in the worldwide economy may affect the price of the Common Shares;

•
resource exploration and development is a high risk and speculative business;

•
mineral exploration and development activities are subject to geologic uncertainty and inherent variability;

•
the Company’s future exploration efforts may be unsuccessful;

•
risks related to First Nation rights and title;

•
the quantification of mineral resources and mineral reserves is based on estimates and is subject to great uncertainty;

•
estimating mineral resources in deposits is risky and no assurances can be given that historical mineral resource estimates reported by prior owners will be replicated;

•
the Company’s mineral resource and mineral reserve estimates may not be indicative of the actual ore that can be mined at a profit or at all;

•
risks relating to the Technical Report (as defined below) being based in part on historical data compiled by previous parties involved with the New Craigmont Project (as defined below), including the historical mineral resource estimate;

•
mineral exploration and development is subject to numerous industry operating hazards and risks, many of which are beyond the Company’s control and any one of which may have an adverse effect on its financial condition and operations;

•
mineral exploration and development in Canada is subject to numerous regulatory requirements on land use;

•
the success of the Company is dependent to a significant degree on the successful exploration and development of the Company’s mineral projects;

•
substantial capital expenditures will be required to develop the New Craigmont Project if a commercial deposit is defined;

•
the Company’s milling operations are subject to a variety of operational, technical, environmental and regulatory risks that could materially affect production levels, costs and profitability;

•
the success of the Company is dependent on management experience and key personnel and employees;

•
the Company may be adversely affected by fluctuations in currency exchange rates;

•
current high rates of inflation make the estimation of capital and operating costs challenging and will affect the potential economics of the New Craigmont Project, and no assurance can be given that an economic project will be defined in future studies;

•
the Company is subject to numerous government regulations which could cause delays in carrying out its operations, and increase costs related to its business;

•
the Company’s current and future permits to conduct activities at the New Craigmont Project could be challenged during regulatory processes or in the courts by third parties and such challenges may delay or prevent the Company from meeting its objectives;

•
the Company is subject to environmental risks and other risks associated with changing environmental legislation and regulations;

•
title to mining properties may be challenged or impugned;

•
the Company is subject to risks related to regulation of the industry in which it operates;

•
milling and mining operations are risky and hazardous and the Company’s insurance may be inadequate or the Company may be unable to obtain insurance for certain risks;

•
the Company’s activities are subject to environmental liability;

•
the Company may become subject to costly legal proceedings;

•
in order to conduct field programs, the Company requires agreements in respect of surface rights and it may not be able to, or may have challenges extending the existing agreements for surface rights;

•
conflicts may arise with local communities that may restrict or limit access to the Company’s properties and impede its ability to advance the New Craigmont Project;

•
there are risks related to climate change legislation that may affect the ability to develop and/or the viability of any project defined at the New Craigmont Project;

•
investors may lose their entire investment;

•
changes in tax regulations may have a negative effect on the Company’s results or the viability of any project defined at the New Craigmont Project;

•
the Company’s ability to explore and, if warranted, develop its mineral claims may be impacted by litigation or consent decrees entered into by previous owners of mineral rights that now comprise the New Craigmont Project, related to disturbance related to past mining and exploration activities;

•
the Company’s ability to continue to operate its mill and conduct milling operations;

•
the Company has experienced negative cash flow since incorporation and may continue experiencing negative cash flow for the foreseeable future;

•
the Company may not be able to obtain additional funding and continue as a going concern or the terms of such capital may not be attractive to the Company;

•
future acquisitions may require significant expenditures or dilutions and may result in inadequate returns;

•
dilution from equity financing could negatively impact holders of the Common Shares;

•
the Company has no intention to pay dividends for the foreseeable future;

•
risk of a reduction in the price of the Common Shares due to global financial conditions;

•
equity securities are subject to volatility risks;

•
risks related to the Company’s ability to maintain its listing on the TSX Venture Exchange;

•
the failure of any financial institutions at which the Company maintains cash and cash equivalents may result in delays or a complete inability to access uninsured funds;

•
internal controls cannot provide absolute assurance with respect to the reliability of financial reporting and financial statement preparation;

•
difficulty enforcing judgments and effecting service of process on directors residing outside Canada;

•
the Company may be held responsible for violations of anti-corruption and anti-bribery legislation by its employees, contractors or consultants;

•
the New Craigmont Project does not have a history of commercial mining operations, revenues, earnings or dividends.

•
the mining industry is intensely competitive;

•
the Company faces substantial competition within the mining industry from other mineral companies with much greater financial and technical resources and the Company may not be able to effectively compete;

•
the Company expects to continue to incur losses and may never achieve profitability, which in turn may harm the future operating performance and may cause the market price of the Common Shares to decline;

•
the Company depends on key personnel for critical management decisions and industry contacts but does not maintain key person insurance;

•
certain the Company directors also serve as officers and/or directors of other mineral resource companies, which may give rise to conflicts;

•
conflicts of interest may arise due to an officer and director of the Company holding a significant percentage of the Common Shares;

•
the directors and officers may have conflicts of interests with the Company;

•
potential for a new public health crisis and other public health risks;

•
dependence on information technology systems;

•
a cyber-security incident could adversely affect the Company’s ability to operate its business; and

•
the other risk factors set out in the Company’s annual information form dated September 22, 2025, a copy of which has been filed on SEDAR at www.sedar.com.

Forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements in this Prospectus and the documents incorporated by reference, the Company has applied several material assumptions, including, but not limited to: that any additional financing needed will be available on reasonable terms; the exchange rates for the U.S. and Canadian currencies will be consistent with the Company’s expectations; that the current exploration, development, environmental and other objectives concerning the Company’s New Craigmont Project (the “Project” or “New Craigmont Project”) can be achieved; that the Company’s other corporate activities will proceed as expected; that the Company’s milling operations will continue as projected; that the Company will continue to have other mining Companies providing mill feed; that the current price and demand for copper, gold and other metals will be sustained or will improve; that general business and economic conditions will not change in a materially adverse manner and that all necessary governmental approvals for the planned exploration, development and environmental protection activities on the Project will be obtained in a timely manner and on acceptable terms.
Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Prospectus under the heading “Risk Factors” and in the AIF (as defined herein) and the Company’s Annual MD&A (as defined herein), each under the heading “Risks and Uncertainties”. In addition, although the Company has attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended. Many of the foregoing factors are beyond the Company’s ability to control or predict.
Any forward-looking statements contained herein are based on the beliefs, expectations and opinions of management on the date the statements are made, and such beliefs, expectations and opinions are subject to change after such date. The Company does not assume any obligation to update forward-looking statements, except as required by applicable securities laws, if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING TECHNICAL DISCLOSURE
Disclosure about our exploration properties in this Prospectus uses certain terms, including the term “Mineral Resources”, which are Canadian geological and mining terms as defined in accordance with National Instrument 43-101- Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, set out in the Canadian Institute of Mining (CIM) Standards.
This Prospectus has been prepared in accordance with the requirements of the securities laws in effect in Canada as of the date of this Prospectus, which differ in certain material respects from the disclosure requirements of United States securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements under United States securities laws.
Accordingly, information contained and incorporated by reference into this Prospectus that describes the Company’s mineral deposits or mineral resources may not be comparable to similar information made public by issuers subject to the reporting and disclosure requirements applicable to domestic United States issuers under United States securities laws.
ENFORCEABILITY OF CIVIL LIABILITIES UNDER U.S. SECURITIES LAWS
The Company is a corporation incorporated under and governed by the Business Corporations Act (British Columbia). Most of its directors and officers reside outside of the United States, and a substantial portion of the Company’s assets and all or a substantial portion of the assets of these persons is located outside the United States. The Company has appointed an agent for service of process in the United States; however it may nevertheless be difficult for investors who reside in the United States to effect service of process in the United States upon the Company or any such persons, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or any such persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.
The Company filed with the SEC, concurrently with the Registration Statement (as defined below), an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Cogency Global Inc., with an address at 122 East 42nd Street, 18th Floor, New York, New York 10168, USA, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of Securities under this Prospectus.
WHERE YOU CAN FIND MORE INFORMATION
The Company files certain reports with, and furnishes other information to, each of the SEC and certain securities regulatory authorities of Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the provincial and territorial securities regulatory authorities of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) prescribing the furnishing and content of proxy statements, and the Company’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. The Company’s reports and other information filed or furnished with or to the SEC are available from the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov. The Company’s Canadian filings are available on SEDAR+ at www.sedarplus.ca.
The Company has filed with the SEC under the United States Securities Act of 1933, as amended the Registration Statement relating to the Securities being offered hereunder, of which this Prospectus forms a part. This Prospectus does not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus but contained in the Registration Statement will be available on the SEC’s website at www.sec.gov.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in British Columbia, Alberta and Ontario (the “Commissions”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Company at Suite 1212 – 1030 West Georgia Street, Vancouver, BC V6E 2Y3, or by telephone at 778.385.1213 and are also available electronically at www.sedarplus.ca. Documents filed with, or furnished to, the SEC are available through the EDGAR at www.sec.gov.
The following documents of the Company, which have been filed with the Commissions, are specifically incorporated by reference into, and form an integral part of, this Prospectus:
(a)
the management information circular of the Company dated June 10, 2025;

(b)
the annual information form of the Company dated September 22, 2025 for the year ended December 31, 2024 (the “AIF”);

(c)
the amended and restated audited consolidated financial statements of the Company for the years ended December 31, 2024 and 2023, together with the notes thereto and the independent auditor’s report thereon (the “Annual Financial Statements”);

(d)
the amended and restated management’s discussion and analysis of the results of operations and financial condition of the Company for the years ended December 31, 2024 and 2023 (the “Annual MD&A”);

(e)
the amended and restated interim consolidated financial statements for the three and nine months ended September 30, 2025 and 2024;

(f)
the amended and restated management’s discussion and analysis of the results of operations and financial condition of the Company for the nine months ended September 30, 2025 and 2024;

(g)
the material change report dated January 14, 2025 relating to the settlement of interest owning on certain outstanding secured convertible debentures of the Company;

(h)
the material change report dated March 13, 2025 relating to the receipt of a final permit to complete a bulk sample at its Dominion Creek Mineral Property and the closing of a non-brokered private placement for gross proceeds of $1,067,080;

(i)
the material change report dated July 23, 2025 relating to the closing of a non-brokered private placement for gross proceeds of $2,175,000 and the acceleration of the expiry date for certain outstanding warrants of the Company;

(j)
the material change report dated September 25, 2025 relating to the conversion of $3,900,000 convertible debentures and $312,000 in accrued interest into Common Shares; and

(k)
the material change report dated October 9, 2025 related to an engagement with Atrium Research Corporation.

Any annual information form, material change reports (excluding confidential material change reports), any interim and annual consolidated financial statements and related management discussion and analysis, information circulars (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein), any business acquisition reports, any news releases or public communications containing financial information about the Company for a financial period more recent than the periods for which financial statements are incorporated herein by reference, and any other disclosure documents required to be filed pursuant to an undertaking to a provincial or territorial securities regulatory authority that are filed by the Company with various securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the termination of this offering under any Prospectus Supplement, shall be deemed to be incorporated by reference in this Prospectus. In addition, all documents filed on Form 6-K, Form 20-F or Form 40-F by the Company with the SEC on or after the date of this Prospectus shall be deemed to be incorporated by reference into the registration statement on Form F-10 (the “Registration Statement”) of which this Prospectus forms a part, if and to the extent, in the case of any Report on Form 6-K, expressly provided in such document.
Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.
A Prospectus Supplement containing the specific terms of an offering of Securities, updated disclosure of earnings coverage ratios, if applicable, and other information relating to the Securities, will be delivered to prospective purchasers of such Securities together with this Prospectus and the applicable Prospectus Supplement and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the Securities covered by that Prospectus Supplement.
Upon a new annual information form and the related annual financial statements being filed by the Company with, and, where required, accepted by, the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all quarterly financial statements, material change reports and information circulars filed prior to the commencement of the Company’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of securities hereunder.
References to the Company’s website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus, and the Company disclaims any such incorporation by reference.
Any “template version” of “marketing materials” (as those terms are defined in National Instrument 41-101 — General Prospectus Requirements) pertaining to a distribution of Securities filed after the date of a Prospectus Supplement and before termination of the distribution of Securities offered pursuant to such Prospectus Supplement will be deemed to be incorporated by reference into the Prospectus Supplement for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.
A Prospectus Supplement containing the specific terms of an offering of Securities and other information in relation to the Securities will be delivered to prospective purchasers of such Securities together with this Prospectus and shall be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement but only for the purposes of the offering of the Securities covered by that Prospectus Supplement.
SUMMARY DESCRIPTION OF BUSINESS
General
Nicola is a junior resource company engaged in two principal business segments:
1.
mineral exploration and development; and

2.
custom milling operations.

These segments are considered reportable under IFRS as they represent distinct revenue-generating activities with separate operational and financial characteristics.

Mineral Exploration and Development
The mineral exploration and development segment encompasses Nicola’s efforts to identify, acquire and advance mineral properties in British Columbia. The Company’s principal exploration assets include the New Craigmont Project, the Treasure Mountain Project, and the Dominion Creek Gold Property. These projects are all in the exploration or pre-commercial development stage and have not yet reached commercial production and are further described below.
New Craigmont Project
The New Craigmont Project, a historic copper mine site near Merritt, British Columbia, is the Company’s flagship asset. It is permitted under Mine Permit M-68 and has been the focus of extensive geophysical surveys, soil sampling and diamond drilling. A mineral resource estimate was completed in 2020 for the Southern Mining Terraces and 3060 Portal Dump areas.
Treasure Mountain Project
The Treasure Mountain Project, located near Hope, British Columbia, is permitted for the removal of up to 60,000 tonnes of silver/lead/zinc mill feed annually but remains in care and maintenance. In June of 2025, the Company received a multi-year area-based exploration permit which allows for five years of exploration and plans to commence exploration at the MB Zone.
Dominion Creek Gold Property
The Dominion Creek Gold Property, in which Nicola holds a 50% interest and a 75% economic benefit through a profit-sharing agreement, received its bulk sample permit in March 2025. Nicola and its partner, High Range Exploration Ltd., are preparing for potential mining and milling activities in the current year.
The Company conducts its own exploration activities, including geological mapping, drilling, and geophysical surveys while subcontracting specialized services such as LiDAR and assay testing. The projects are not yet at the commercial production stage, and no sales have been made from these properties. The next steps toward commercialization include further drilling, resource definition and economic assessments. The Company has not disclosed specific cost estimates or timelines for achieving commercial production.
Custom Milling Operations
The custom milling operations segment is centred around the Merritt Mill, a fully permitted and operational facility located near Merritt, British Columbia. The mill is licensed to process up to 200 tonnes per day of silver, lead and gold ore. Nicola provides toll milling services to third-party mining companies, producing concentrate that is sold to offtake partners such as Ocean Partners UK. In 2024, the Company generated $818,000 in milling revenue and $1.97 million from gravel, ash, soil and other income. This compares to $1.62 million and $8.15 million, respectively, in 2023. All revenue was derived from sales to external customers; there were no sales to joint ventures, equity-accounted entities or controlling shareholders. The method of providing milling services involves receiving ore shipments from clients, processing the ore through crushing, grinding and flotation circuits at the Merritt Mill, and producing gold and silver concentrate. The concentrate is then shipped to offtake partners for sale. The Company also provides ancillary services such as storage, logistics coordination, and compliance with environmental and safety regulations.
The Merritt Mill has processed ore from clients including Blue Lagoon Resources Inc., Talisker Resources Ltd. and Osisko Mining Inc. under profit-sharing agreements. The facility underwent upgrades in 2023 and 2024 to support increased throughput and quality control. The Company continues to seek new custom milling contracts to support its cash flow and maintain operational flexibility.
Recent Developments
New Craigmont Technical Report
On June 1, 2020, the Company filed the technical report titled “NI 43-101 Technical Report on the Preliminary Copper Resource for the Southern Dump and 3060 Portal Dumps” dated May 21, 2020 prepared by

Kevin Wells, P. Geo. and James N Gray, P. Geo. (the “Technical Report”) in support of the technical disclosure regarding the New Craigmont Project contained in the AIF.
RISK FACTORS
An investment in any securities of the Company is speculative and involves a high degree of risk due to the nature of Nicola’s business and the present stage of development of its mineral properties and the operation of its custom milling operations. The following risk factors, as well as risks not currently known to the Company, could materially adversely affect the Company’s future business, financial condition, results of operations and prospects and could cause them to differ materially from the forward-looking statements relating to the Company. Before deciding to invest in any securities, investors should consider carefully the risk factors set out below, those contained in the section entitled “Cautionary Note Regarding Forward-Looking Statements” above, those contained in the documents incorporated by reference in this Prospectus and those described in any Prospectus Supplement, including those described in the Company’s historical consolidated financial statements, the related notes thereto and the Company’s AIF.
The following risk factors, as well as risks listed in the documents incorporated herein by reference and risks not currently known to the Company or that the Company currently deems to be immaterial, could materially adversely affect the Company’s future business, financial condition, results of operations earnings and prospects and could cause them to differ materially from the forward-looking statements relating to the Company. While the significant risk factors which the Company believes it faces are discussed below, they do not comprise a definitive list of all risk factors related to the Company’s business and operations.
Exploration and Development
The figures for Inferred Copper Resource for the Southern Dump and 3060 Portal Dumps at New Craigmont Project in the Technical Report and final ALS Metallurgy Laboratory report for upgrading and copper recovery test work filed on SEDAR on June 12, 2020, are only estimates. The inferred mineral resources are not mineral reserves as the Company has not yet demonstrated the economic viability. There is no certainty that any expenditures made in the exploration of the Company’s mineral properties will result in identification of commercially recoverable quantities of ore or that ore reserves will be mined or processed profitably. In addition, substantial expenditures will be required to develop the mining and processing facilities and infrastructure at any site chosen for mining.
Mineral exploration and development involves a high degree of risk which even a combination of experience, knowledge and careful evaluation may not be able to mitigate. The vast majority of properties which are explored are not ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations is in part directly related to the cost and success of the Company’s exploration programs, which may be affected by a number of factors.
Fluctuating Mineral Prices
The mining industry is heavily dependent upon the market price of the applicable metals or minerals being mined or explored for. There is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for their sale. There can be no assurance that mineral prices will be such that the New Craigmont Project or any of the Company’s mineral properties can be mined at a profit. The prices of base and precious metals have experienced volatile and significant price movements over short periods of time, particularly in recent years, and are affected by numerous factors beyond the Company’s control. Factors beyond the control of the Company may also affect the marketability of minerals or concentrates produced, including quality issues, impurities, deleterious elements, government regulations, royalties, allowable production and regulations regarding the importing and exporting of minerals, the effect of certain of which cannot be accurately predicted.
The price of metals or minerals will have a direct impact on the Company’s financial performance and the commercial viability of the Company’s mineral assets. Demand and industrial consumption of metals or minerals may be negatively impacted by the volatility of the global economy, economic slowdowns, inflation, supply chain disruptions, economic conditions in the main consuming countries, changes in technology affecting demand for these metals, international economic and political trends, fluctuations in the U.S. dollar and other currencies and changes in interest rates.
Estimates of Mineral Deposits
No assurance can be given that any identified mineralization will be developed into a coherent mineral resource, or that such resource will even qualify as a commercially viable mineral reserve that can be legally and economically exploited. Estimates regarding mineral resources can also be affected by many factors such as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grades and tonnages of any mineral reserve ultimately mined may differ from that indicated by drilling results and other exploration and development work. There can be no assurance that test work and results conducted and recovered in small-scale laboratory tests will be duplicated in large-scale tests under on-site conditions. Material changes in mineralized tonnages, grades, dilution and stripping ratios or recovery rates may affect the economic viability of mineral projects. The existence of mineralization or mineral resources should not be interpreted as assurances of the future delineation of mineral reserves or the profitability of any future operations.
Substantial Capital Expenditures Required
The exploration, development and mining of our mining properties is capital intensive. Substantial expenditures are required to establish mineral reserves and mineral resources through drilling, to develop metallurgical processes to extract metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Actual capital costs may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations. The capital costs required to take our projects into future commercial production may be significantly higher than anticipated. Decisions about the development of our projects will ultimately be based upon feasibility studies. Capital costs and other estimates contained in studies or estimates prepared by or for the Company may differ significantly from those anticipated by the Company’s current studies and estimates, and there can be no assurance that the Company’s actual capital costs will not be higher than currently anticipated. As a result of higher capital costs, production and economic returns may differ significantly from those the Company has anticipated.
Although substantial benefits may be derived from the discovery of a major mineral deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis, or at all. The discovery of a mineral deposit is dependent upon a number of factors. The commercial viability of a mineral deposit, if and when discovered, is also dependent upon a number of factors, some of which relate to particular attributes of the deposit, such as size, grade and proximity to infrastructure, and some of which are more general factors such as metal prices and government regulations, including environmental protection. Most of these factors are beyond the Company’s control. In addition, because of these risks, there is no certainty that the expenditures to be made by the Company on the proposed exploration of the New Craigmont Project or any of the Company’s mineral projects as described herein will result in the discovery of a commercially viable mineral reserve.
Risks Related to Milling Operations
The Company’s milling operations are subject to a variety of operational, technical, environmental and regulatory risks that could materially affect production levels, costs and profitability. Milling involves the processing of ore into concentrates or doré, and performance depends on consistent ore quality, reliable equipment performance and adherence to process specifications. Variability in mill feed — such as changes in ore hardness, mineral composition or moisture content — can reduce recovery rates and increase processing costs. Mechanical failures, unplanned maintenance or extended shutdowns of milling equipment could result in production delays or loss of revenue. Additionally, milling of ores containing silver, gold and lead generates tailings and emissions that must be managed in compliance with environmental regulations; any failure to meet these requirements could result in fines, remediation costs or the suspension of operations. External factors such as fluctuations in power supply, availability and cost of consumables (e.g., grinding media, reagents) and skilled labor shortages may further disrupt milling operations. Collectively, these risks could adversely impact the Company’s operating results, financial condition, and ability to meet production targets.
Management Experience and Dependence on Key Personnel and Employees
The Company’s success is currently largely dependent on the performance of the Company’s directors and officers. The Company’s management team has experience in the resource exploration and custom milling business. The experience of these individuals is a factor which will contribute to the Company’s continued success and growth. The Company relies on the Company’s board of directors (the “Board”), as well as independent consultants, for certain aspects of the Company’s business. The amount of time and expertise expended on the Company’s affairs by each of the Company’s management team and the Company’s directors will vary according to the Company’s needs. Investors who are not prepared to rely on the Company’s management team and Board should not invest in the Company’s securities.
Environmental Risks and Other Regulatory Requirements
The Company’s current and future operations, including its milling operations and exploration and development activities and future commencement of production at the New Craigmont Project, require permits from various federal and local governmental authorities, and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Certain permits require periodic renewal or review of the conditions. The Company cannot predict whether it will be able to obtain or renew such permits or whether material changes in the permit conditions will be imposed. The inability to obtain or renew permits, or the imposition of additional conditions, could have a material adverse effect on the Company’s ability to continue its milling operations and to develop or operate the New Craigmont Project and the Company’s other mineral properties.
Environmental laws and regulations to which the Company is subject as it progresses from an exploration stage to an operation stage mandate additional concerns and requirements. Failure to comply with applicable environmental laws, regulations and permits can result in injunctive actions, damages and civil and criminal penalties. The laws and regulations applicable to the Company’s activities may change frequently and it is not possible to predict the potential impact on the Company from any such future changes.
Environmental hazards may exist at the Company’s mineral properties which are unknown to the Company at present and which have been caused by previous owners or operators. To the extent the Company is subject to environmental liabilities, the payment of any liabilities or the costs that may be incurred to remedy environmental impacts would reduce funds otherwise available for operations.
Title Matters
While the Company has reviewed title to its mineral properties and, to the best of the Company’s knowledge, each of such title is in good standing, there is no guarantee that title to such mineral properties will not be challenged or impugned. The Company’s mineral properties may be subject to prior unregistered agreements of transfer, and title for lands comprising such properties may be affected by undetected defects.
First Nation Rights and Title
The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada, including in British Columbia and including with respect to intergovernmental relations between First Nation authorities and federal, provincial and territorial authorities. There can be no guarantee that such claims will not cause permitting delays, unexpected interruptions or additional costs for the Company’s projects. These risks may have increased after the Supreme Court of Canada decision of June 26, 2014 in Tsilhqot’in Nation v. British Columbia. However, the risk to the Company’s milling operation as a result of the Tsilhqot’in Nation v. British Columbia decision is mitigated because the mill facility is uniquely constructed on freehold land that is owned by the Nicola and classified as Class 5 (Light Industry) in the Province of British Columbia.

Industry Regulation
The principal operations of the Company are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to: extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.
Changes, if any, in mining or investment policies or shifts in political attitude in Canada may adversely affect the operations or profitability of the Company. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.
Failure to strictly comply with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.
Government approvals and permits are currently, and may in the future be, required in connection with the Company’s mineral projects. To the extent such approvals are required and not obtained, the Company may be restricted or prohibited from proceeding with planned exploration or development activities.
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, could have a material adverse impact on the Company and cause increases in capital expenditures or future production costs or reductions in levels of future production or require abandonment or delays in development.
Operating Hazards and Uninsured or Uninsurable Risks
Mineral exploration and development involve risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to hazards and risks normally incidental to exploration, development and production of minerals, any of which could result in work stoppages, delays to exploration activities on the Company’s mineral properties, damage to or destruction of property, destruction of the value of the Company’s mineral properties, loss of life and environmental damage. In addition, the Company may become subject to liability for cave-ins, pollution or other hazards against which the Company cannot insure or against which the Company may elect not to insure because of high premium costs or for other reasons. The nature of these risks is such that liabilities might exceed any insurance policy limits and the payment of any such liabilities would reduce or eliminate the funds available for exploration and mining activities. Payments of liabilities for which the Company does not carry insurance may have a materially adverse effect upon the Company’s business, financial condition and prospects.
Risks Inherent in Legal Proceedings
In the course of its business, the Company may from time to time become involved in various regulatory investigations, claims, arbitration and other legal proceedings, with and without merit, in the ordinary course of its business. The nature and results of any such proceedings cannot be predicted with certainty. Any potential future claims, investigations and proceedings are likely to be of a material nature. In addition, such regulatory investigations, claims, arbitration and other legal proceedings can be lengthy and involve the incurrence of substantial costs and resources by the Company, and the outcome, and the Company’s ability to enforce any ruling(s) obtained pursuant to such proceedings, are subject to inherent risk and uncertainty. The initiation, pursuit and/or outcome of any particular claim, investigation, arbitration or legal proceeding could have a material adverse effect on the Company’s financial position and results of operations, and on the Company’s business, assets and prospects. In addition, if the Company is unable to resolve any existing or future potential disputes and proceedings favorably, or obtain enforcement of any favorable ruling, if any, that may be obtained pursuant to such proceedings, it is likely to have a material adverse impact on the Company’s business, financial condition and results of operations and the Company’s assets and prospects as well as the Company’s share price.
Climate Change Legislation
A number of governments have introduced, are moving to introduce, or modifying existing climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is evolving, and in some cases, becoming more stringent. If the current regulatory trend continues, this may result in increased operational costs as the Company adapts to the changing regulatory landscape. In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. Increased drought frequency and increased length of the dry season in parts of Canada may result in restrictions in the ability to access water for use in the Company’s operations while increased severity of precipitation events during the wet season may restrict the Company’s ability to execute its work programs in the field for periods of time. There can be no assurance that efforts to mitigate the risks of climate change will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.
Competition
The mining industry is intensely and increasingly competitive, and the Company competes for exploration and exploitation properties, personnel with the necessary technical expertise to find, develop, and operate such properties and labour to operate the properties. The Company must compete for these resources with many companies possessing greater financial resources and technical facilities than the Company does. Competition in the mining business could adversely affect the Company’s ability to acquire suitable producing properties or prospects for mineral exploration in the future.
Future Acquisitions
As part of the Company’s business strategy, the Company may seek to grow by acquiring companies and/or assets or establishing joint ventures that the Company believes will complement the Company’s current or future business. The Company may not effectively select acquisition candidates or negotiate or finance acquisitions or integrate the acquired businesses and their personnel or acquire assets for the Company’s business. The Company cannot guarantee that the Company can complete any acquisition the Company pursues on favourable terms, or that any acquisitions completed will ultimately benefit the Company’s business.
Global Economy Risk
Global financial conditions continue to be characterized as volatile. In recent years, global markets have been adversely impacted by various credit crises and significant fluctuations in fuel and energy costs and metals prices, inflation rates, interest rates and significant fluctuations in commodity prices as a result of the ongoing military conflict between Ukraine and Russia, and the economic sanctions imposed on Russia in connection therewith, as well as conflicts in the Middle East. Many industries, including the mining industry, have been impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to international events, as government authorities may have limited resources to respond to future crises. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, supply chain disruptions, sovereign debt crises, fuel and energy costs, economic recession, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and profitability. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability (such as the Russian invasion of Ukraine), changes to energy prices or sovereign defaults. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s securities.
Dividend Risk
The Company has not paid dividends in the past and given the nature and stage of the Company does not anticipate paying dividends in the foreseeable future.
Speculative Nature of Investment Risk
An investment in our securities carries a high degree of risk and should be considered as a speculative investment. The Company has a limited history of earnings, limited cash reserves, a limited operating history, has not paid dividends, and is unlikely to pay dividends in the foreseeable future.
Going-Concern Risk
The Company’s financial statements have been prepared on a going-concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. The Company’s future operations are dependent upon the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that the Company will be successful in completing future equity or debt financing or in achieving profitability. The Company’s financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.
Conflicts of Interest
Certain of the Company’s directors and officers are, and may continue to be, involved in the mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of the Company. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers may conflict with the Company’s interests. Directors and officers of the Company with conflicts of interest will be subject to and must follow the procedures set out in applicable corporate and securities legislation, regulations, rules and policies. Notwithstanding this, there may be corporate opportunities which the Company is not able to procure due to a conflict of interest of one or more of the Company’s directors or officers.
The Company’s Operations Depend on Information Technology (“IT”) Systems
Information systems and other technologies, including those related to the Company’s financial and operational management, and its technical and environmental data, are an integral part of the Company’s business activities. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyberattacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in IT system failures, delays or increase in capital expenses. The failure of IT systems or a component of IT systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
Volatility in the Worldwide Economy
Economic uncertainty in many parts of the world has adversely affected businesses and industries in almost every sector in more significant and unpredictable ways than in more stable economic times. Prolonged depressed economic conditions and volatility in the worldwide economy may continue to adversely affect individuals and institutions investing in junior mineral exploration and development companies, which could negatively affect the Company’s business and prospects.
The Company maintains cash and cash equivalents in accounts with major banks, and the Company’s deposits at these institutions may, at times, exceed insured limits. Market conditions could materially and adversely impact the viability of these institutions. In the event of failure of any of the financial institutions where the Company maintains its cash and cash equivalents, there can be no assurance that the Company would be able to access uninsured funds in a timely manner or at all. Any inability to access or delay in accessing these funds could have a material adverse affect the Company’s business and financial position.
CONSOLIDATED CAPITALIZATION
The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.
Except as disclosed below, since September 30, 2025, the date of our financial statements for the most recently completed financial period, there have been no material changes in our consolidated share or debt capital.
During the months of October, November and December 2025, an aggregate of 2,275,000 options to purchase Common Shares (each, an “Option”) were exercised for total proceeds of $638,500, resulting in the issuance of an aggregate of 2,275,000 Common Shares.
On January 29, 2026, the Company issued 5,512,001 units of the Company (each, a “PP Unit”) at a price of $0.90 per PP Unit for aggregate gross proceeds of $4,960,800.90. Each PP Unit consists of one Common Share and one transferable Common Share purchase warrant (each, a “PP Warrant”), with each PP Warrant entitling the holder to acquire one Common Share (each, a “PP Warrant Share”) at a price of $1.10 per PP Warrant Share for a period of three (3) years from the date of issuance, subject to acceleration in accordance with the terms set forth in the applicable warrant certificate.
USE OF PROCEEDS
Unless otherwise specified in a Prospectus Supplement, the net proceeds of any offering of Securities under a Prospectus Supplement will be used for general corporate purposes, including funding potential future acquisitions and capital expenditures and the carrying out exploration and development work on the Company’s mineral properties and operations at the Merritt Mill. More detailed information regarding the use of proceeds from a sale of Securities will be included in the applicable Prospectus Supplement.
The management of Nicola will retain broad discretion in allocating the net proceeds of any offering of Securities under this Prospectus and the Company’s actual use of the net proceeds will vary depending on its operating and capital needs from time to time.
All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company’s general funds, unless otherwise stated in the applicable Prospectus Supplement.
The Company has incurred negative cash flow from operating activities for its financial year ended December 31, 2024. Accordingly, the majority or all of the net proceeds of any offering of Securities under a Prospectus Supplement will be used to fund the proposed expenditures set out above or in the applicable

Prospectus Supplement as well as other general working capital and administrative expenses which may cause the Company to continue to experience negative cash flow from its operating activities.
PRIOR SALES
Information in respect of the Common Shares that we issued within the previous twelve-month period, including in respect of securities that are convertible or exchangeable into Common Shares, will be provided as required in a prospectus supplement with respect to the issuance of securities pursuant to such prospectus supplement.
TRADING PRICE AND VOLUME
The Common Shares are listed and traded on the TSXV under the symbol “NIM”, on the Frankfurt Securities Exchange under the symbol “HLI” and on the OTCQB operated by the OTC Markets Group Inc. under the ticker “HUSIF”. Trading price and volume information for the Company’s securities will be provided as required in each prospectus supplement to this Prospectus.
EARNINGS COVERAGE
The applicable Prospectus Supplement will include, as required, earnings coverage ratios with respect to the issuance of such Securities pursuant to such Prospectus Supplement.
DIVIDEND POLICY
Nicola has not declared or paid any dividends on its Common Shares since the date of formation. Any decision to pay dividends on Common Shares in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time.
DESCRIPTION OF SHARE CAPITAL
Common Shares
The Company’s authorized share structure consists of an unlimited number of Common Shares. As of the date hereof, 216,201,381 Common Shares are issued and outstanding.
The holders of Common Shares are entitled to dividends if, as and when declared by the Board. The holders of the Common Shares shall be entitled to vote at all meetings of shareholders of the Company and at all such meetings each such holder has one (1) vote for each Common Share held. Each holder of Common Shares is, upon liquidation, entitled to share equally in such assets of the Company as are distributable to the holders of Common Shares.
In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or other distribution of assets or property of the Company amongst its shareholders for the purpose of winding up its affairs, shareholders will be entitled to receive all property and assets of the Company properly distributable to the shareholders.
There are no pre-emptive rights, no conversion or exchange rights, no redemption, retraction, purchase for cancellation or surrender provisions. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital.
Options
As of the date of this Prospectus, there were stock options outstanding to purchase 10,122,500 Common Shares at exercise prices ranging from $0.16 to $1.00 with expiry dates ranging from October 5, 2026 to December 2nd, 2030.
Warrants
As of the date of this Prospectus, the Company had no share purchase warrants outstanding.

DESCRIPTION OF SECURITIES OFFERED UNDER THIS PROSPECTUS
The Company may offer Common Shares, Warrants, Debt Securities, Subscription Receipts, Common Shares represented by Depositary Shares or Units comprising any combination of Common Shares, Warrants, Subscription Receipts or Common Shares represented by Depositary Shares, with a total value of up to US$25,000,000 (or the equivalent thereof in Canadian dollars or one or more foreign currencies or composite currencies) from time to time under this Prospectus, together with any applicable Prospectus Supplement, at prices and on terms to be determined by market conditions at the time of offering. This Prospectus provides you with a general description of the Securities the Company may offer. Each time the Company offers Securities, it will provide a Prospectus Supplement that will describe the specific amounts, prices and other important terms of the Securities, including, to the extent applicable:
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designation or classification;

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aggregate offering price;

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original issue discount, if any;

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rates and times of payment of dividends, if any;

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rates and times of interest payments, if any;

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redemption, conversion or exchange terms, if any;

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conversion or exchange prices, if any, and, if applicable, any provisions for changes to or adjustments in the conversion or exchange prices and in the Securities or other property receivable upon conversion or exchange;

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restrictive covenants, if any;

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the terms and conditions of any deposit agreement if Depositary Shares are being offered;

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voting or other rights, if any;

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important United States and Canadian federal income tax considerations; and

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any other material term or condition of the applicable Securities.

A Prospectus Supplement may also add, update or change information contained in this Prospectus or in documents the Company has incorporated by reference. However, no Prospectus Supplement will offer a Security that is not described in this Prospectus.
Description of Common Shares
The Company may offer Common Shares, which the Company may issue independently or together with Warrants or Subscription Receipts, and the Common Shares may be separate from or attached to such securities. All of the Company’s Common Shares have equal voting rights, and none of the Common Shares are subject to any further call or assessment. There are no special rights or restrictions of any nature attaching to any of the Common Shares and they all rank pari passu each with the other as to all benefits which might accrue to the holders of the Common Shares. The Common Shares are not convertible into shares of any other class and are not redeemable or retractable.
Description of Warrants
This section describes the general terms that will apply to any Warrants for the purchase of Depositary Shares, Common Shares, or equity Warrants, or for the purchase of Debt Securities, or debt Warrants. This summary of some of the provisions of the Warrants is not complete. The statements made in this Prospectus relating to any Warrant agreement and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Warrant agreement. Prospective investors should refer to the Warrant indenture or Warrant agency agreement relating to the specific Warrants being offered for the complete terms of the Warrants. A copy of any Warrant indenture or Warrant agency agreement relating to an offering of Warrants will be filed by the Company with the securities regulatory authorities in the applicable Canadian offering jurisdictions after we have entered into it, and will be available electronically on SEDAR+ at www.sedarplus.ca.
Nicola may issue Warrants independently or together with other securities, and Warrants sold with other Securities may be attached to or separate from the other Securities. Warrants will be issued under one or more Warrant agency agreements to be entered into by Nicola and one or more banks or trust companies acting as Warrant agent. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities subject to the Warrants.
Nicola will deliver an undertaking to the securities regulatory authority in the provinces of each of the provinces and territories of British Columbia, Alberta, and Ontario that it will not distribute Warrants that, according to their terms as described in the applicable Prospectus Supplement, are “novel” specified derivatives within the meaning of Canadian securities legislation, separately to any member of the public in Canada, unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless such Prospectus Supplement containing the specific terms of the Warrants to be distributed separately is first approved by or on behalf of the securities commissions or similar regulatory authorities in the provinces and territories where the Warrants will be distributed.
The applicable Prospectus Supplement relating to any Warrants that we offer will describe the particular terms of those Warrants and include specific terms relating to the offering.
Original purchasers of Warrants (if offered separately) will have a contractual right of rescission against the Company in respect of the exercise of such Warrant. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying Securities acquired upon exercise of the Warrant, the total of the amount paid on original purchase of the warrant and the amount paid upon exercise, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the exercise takes place within 180 days of the date of the purchase of the Warrant under the applicable Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the Warrant under the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission in Section 131 of the Securities Act, and is in addition to any other right or remedy available to original purchasers in Section 131 of the Securities Act or otherwise at law.
In an offering of Warrants, or other convertible securities, original purchasers are cautioned that the statutory right of action for damages for a misrepresentation contained in the Prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the Warrants, or other convertible securities, are offered to the public under the Prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of such securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces or territories. A purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights, or consult with a legal advisor.
Equity Warrants
The particular terms of each issue of equity Warrants will be described in the applicable Prospectus Supplement. This description will include, where applicable:
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the designation and aggregate number of equity Warrants;

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the price at which the equity Warrants will be offered;

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the currency or currencies in which the equity Warrants will be offered;

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the date on which the right to exercise the equity Warrants will commence and the date on which the right will expire;

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the number of Common Shares that may be purchased upon exercise of each equity Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each equity Warrant;

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the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of shares that may be purchased, (ii) the exercise price per share or (iii) the expiry of the equity Warrants;

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whether the Company will issue fractional Common Shares;

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whether the Company has applied to list the equity Warrants or the underlying Common Shares on a stock exchange;

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the designation and terms of any securities with which the equity Warrants will be offered, if any, and the number of the equity Warrants that will be offered with each Security;

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the date or dates, if any, on or after which the equity Warrants and the related Securities will be transferable separately;

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whether the equity Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

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material Canadian federal income tax consequences of owning the equity Warrants;

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any terms, procedures and limitations relating to the transferability, exchange or exercise of the equity Warrants; and

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any other material terms or conditions of the equity Warrants.

Debt Warrants
The particular terms of each issue of debt Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:
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the designation and aggregate number of debt Warrants;

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the price at which the debt Warrants will be offered;

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the currency or currencies in which the debt Warrants will be offered;

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the designation and terms of any securities with which the debt Warrants are being offered, if any, and the number of the debt Warrants that will be offered with each security;

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the date or dates, if any, on or after which the debt Warrants and the related securities will be transferable separately;

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the principal amount and designation of Debt Securities that may be purchased upon exercise of each debt Warrant and the price at which and currency or currencies in which that principal amount of Debt Securities may be purchased upon exercise of each debt Warrant;

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the date on which the right to exercise the debt Warrants will commence and the date on which the right will expire;

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the minimum or maximum amount of debt Warrants that may be exercised at any one time;

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whether the debt Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions;

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material Canadian federal income tax consequences of owning the debt Warrants;

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whether we have applied to list the debt Warrants or the underlying Debt Securities on an exchange;

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any terms, procedures and limitations relating to the transferability, exchange or exercise of the debt Warrants; and

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any other material terms or conditions of the debt Warrants.

Description of Subscription Receipts
Nicola may issue Subscription Receipts separately or in combination with one or more other Securities, which will entitle holders thereof to receive, upon satisfaction of certain release conditions (collectively, the “Release Conditions”) and for no additional consideration, Common Shares, Warrants, Depositary Shares,

Debt Securities or any combination thereof. Subscription Receipts will be issued pursuant to one or more Subscription Receipt agreement (each, a “Subscription Receipt Agreement”), the material terms of which will be described in the applicable Prospectus Supplement, each to be entered into between the Company and an escrow agent (the “Escrow Agent”) that will be named in the relevant Prospectus Supplement. The Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriter or agent.
The following is a brief summary of certain general terms and provisions of the Subscription Receipts that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Subscription Receipts as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Subscription Receipts, and the extent to which the general terms and provisions described below may apply to such Subscription Receipts will be described in the applicable Prospectus Supplement.
The Prospectus Supplement and the Subscription Receipt Agreement for any Subscription Receipts that we may offer will describe the specific terms of the Subscription Receipts offered. This description may include, but may not be limited to, any of the following, if applicable:
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the designation and aggregate number of Subscription Receipts being offered;

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the price at which the Subscription Receipts will be offered;

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the designation, number and terms of the Common Shares, Warrants and/or Debt Securities, as applicable, to be received by the holders of Subscription Receipts upon satisfaction of the Release Conditions, and any procedures that will result in the adjustment of those numbers;

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the Release Conditions that must be met in order for holders of Subscription Receipts to receive, for no additional consideration, the Common Shares, Warrants and/or Debt Securities, as applicable;

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the procedures for the issuance and delivery of the Common Shares, Warrants and/or Debt Securities to holders of Subscription Receipts upon satisfaction of the Release Conditions, as applicable;

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whether any payments will be made to holders of Subscription Receipts upon delivery of the Common Shares, Warrants and/or Debt Securities, as applicable, upon satisfaction of the Release Conditions;

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the identity of the Escrow Agent;

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the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

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the terms and conditions pursuant to which the Escrow Agent will hold the Common Shares, Warrants and/or Debt Securities pending satisfaction of the Release Conditions;

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the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;

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if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions

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under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the Subscription Receipts;

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procedures for the refund by the Escrow Agent to holders of Subscription Receipts of all or a portion of the subscription price of their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

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any contractual right of rescission to be granted to initial purchasers of Subscription Receipts in the event that this Prospectus, the Prospectus Supplement under which such Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;

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any entitlement of the Company to purchase the Subscription Receipts in the open market by private agreement or otherwise;

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whether we will issue the Subscription Receipts as Global Securities and, if so, the identity of the Depositary for the Global Securities;

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whether we will issue the Subscription Receipts as unregistered bearer securities, as registered securities or both;

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provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of the Subscription Receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, Warrants or other Securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares or Preferred Shares;

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whether the Company will apply to list the Subscription Receipts on any exchange;

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material Canadian federal income tax consequences of owning the Subscription Receipts; and

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any other material terms or conditions of the Subscription Receipts.

Original purchasers of Subscription Receipts will have a contractual right of rescission against the Company in respect of the conversion of the Subscription Receipts. The contractual right of rescission will entitle such original purchasers to receive the amount paid on original purchase of the Subscription Receipts upon surrender of the underlying Securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion takes place within 180 days of the date of the purchase of the Subscription Receipts under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the Subscription Receipts under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described in Section 131 of the Securities Act, and is in addition to any other right or remedy available to original purchasers in Section 131 of the Securities Act or otherwise at law.
Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions
The holders of Subscription Receipts will not be, and will not have the rights of, Shareholders. Holders of Subscription Receipts are entitled only to receive Common Shares, Warrants and/or Debt Securities upon exchange of their Subscription Receipts, plus any cash payments, if applicable, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied. If the Release Conditions are not satisfied, holders of Subscription Receipts shall be entitled to a refund of all or a portion of the subscription price thereof and their pro-rata share of interest earned or income generated thereon, if provided for in the Subscription Receipt Agreement.
Escrow
The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts, plus their pro-rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement. Common Shares, Warrants and or Debt Securities may be held in escrow by the Escrow Agent and will be released to the holders of Subscription Receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.
Modifications
The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the Subscription Receipts issued thereunder may be made by way of a resolution of holders of Subscription

Receipts at a meeting of such holders or a consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.
The Subscription Receipt Agreement will also specify that we may amend any Subscription Receipt Agreement and the Subscription Receipts without the consent of the holders of the Subscription Receipts to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not materially and adversely affect the interests of the holders of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.
Description of Units
Nicola may issue Units, which may consist of one or more of Common Shares, Warrants, Depositary Shares or any other Security specified in the relevant Prospectus Supplement. Each Unit will be issued so that the holder of the Unit is also the holder of each of the Securities included in the Unit. In addition, the relevant Prospectus Supplement relating to an offering of Units will describe all material terms of any Units offered, including, as applicable:
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the designation and aggregate number of Units being offered;

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the price at which the Units will be offered;

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the designation, number and terms of the securities comprising the Units and any agreement governing the Units;

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the date or dates, if any, on or after which the securities comprising the Units will be transferable separately;

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whether we will apply to list the Units or any of the individual securities comprising the Units on any exchange;

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material Canadian income tax consequences of owning the Units, including, how the purchase price paid for the Units will be allocated among the securities comprising the Units; and

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any other material terms or conditions of the Units.

Description of Common Shares Represented by Depositary Shares
DEPOSITARY SHARES WILL NOT BE OFFERED OR SOLD IN CANADA.
The following is a brief summary of certain general terms and provisions of the Depositary Shares that may represent Common Shares offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Depositary Shares as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Depositary Shares, and the extent to which the general terms and provisions described below may apply to such Depositary Shares will be described in the applicable Prospectus Supplement. The following description is subject to the detailed provisions of the applicable Deposit Agreement (as defined herein). To the extent that any particular terms of the Depositary Shares or the Deposit Agreement described in a Prospectus Supplement differ from any of the terms described below, then the terms described below will be deemed to have been superseded by that Prospectus Supplement relating to such Depositary Shares.
We may, at our option, elect to offer Depositary Shares, including American depositary shares, that represent either a whole Common Share, multiple Common Shares or a fraction of a Common Share as more fully described below. Investors may hold American Depositary Shares either: (A) directly (i) by having an American Depositary Receipt (an “ADR”), which is a certificate evidencing a specific number of American Depositary Shares, registered in the investors name; or (ii) by having uncertificated American Depositary Shares registered in the investors name; or (B) indirectly by holding a security entitlement in American Depositary Shares through a broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC.
Any Common Share(s) (or fractional Common Shares) represented by Depositary Shares will be deposited under one or more deposit agreements (the “Deposit Agreement”) among us, a depositary to be named in the applicable Prospectus Supplement, and the holders and beneficial owners from time to time of Depositary Shares issued thereunder. Subject to the terms of the applicable Deposit Agreement, each registered holder of a Depositary Share will be entitled, in proportion to the applicable multiple or fraction of a Common Share represented by the Depositary Shares, to certain contractual rights with respect to the Common Shares represented thereby (including, as applicable, dividend, voting, redemption, subscription and liquidation rights).
Immediately following our issuance of Common Shares that will be offered as Depositary Shares, we will deposit the Common Shares with the depositary.
Dividends and other Distributions
The depositary will distribute all cash dividends or other cash distributions received in respect of the Common Shares to the record holders of the Depositary Shares relating to the Common Shares in proportion to the number of the Depositary Shares owned by those holders.
In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto in proportion to the number of Depositary Shares owned by those holders, unless the depositary determines that the distribution cannot be made proportionately among those holders or that it is not feasible to make the distributions, in which case the depositary may adopt any method as it deems equitable and practicable for the purpose of effecting the distribution, including the sale (at public or private sale) of the securities or property thus received, or any part thereof, at the place or places and upon those terms as it may deem proper. The amount distributed in any of the foregoing cases will be reduced by any amounts required to be withheld by us or the depositary on account of taxes or other governmental charges and the amount of fees payable to the depositary for making the distribution. To the extent there is insufficient distributable cash and the depositary is unable to otherwise collect a fee from holders of Depositary Shares and does not waive that fee, it will use reasonable efforts to sell a portion of any securities to be distributed to holders of Depositary Shares that are obligated to pay that fee and apply the net proceeds of sale to pay that fee.
Redemption of Depositary Shares
If any Common Shares underlying the Depositary Shares are subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the depositary resulting from any redemption, in whole or in part, of the Common Shares held by the depositary. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to the Common Shares. If we redeem Common Shares held by the depositary, the depositary will redeem as of the same redemption date the number of Depositary Shares representing the Common Shares so redeemed. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or substantially equivalent method determined by the depositary.
After the date fixed for redemption, the Depositary Shares so called for redemption, all rights of the holders of those Depositary Shares will cease, except the right to receive the monies payable upon redemption and any money or other property to which the holders of the Depositary Shares were entitled upon such redemption, upon surrender to the depositary of those Depositary Shares. Applicable fees of the depositary and any applicable taxes will be deducted from the payments surrendering holders will receive.
Voting Rights
Upon receipt of notice of any meeting at which the holders of any Common Shares are entitled to vote, the depositary will, if requested in writing by Nicola, mail the information contained in the notice of meeting and any related materials to the record holders of the Depositary Shares relating to the Common Shares as of a record date set by the depositary. Each record holder of the Depositary Shares as of that record date will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the number of Common Shares represented by that holder’s Depositary Shares. The depositary will endeavor, insofar as practicable, to vote or cause to be voted the number of Common Shares represented by the Depositary Shares in accordance with the instructions, provided the instruction is received by a cut-off date established by the depositary, and we will agree to take all reasonable action that may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will abstain from voting the Common Shares to the extent it does not receive specific instructions from the holders of Depositary Shares representing the Common Shares. If Nicola does not instruct the depositary to solicit voting instructions, registered holders of Depositary Shares may still send instructions and the depositary may endeavor to carry out those instructions, but it is not required to do so.
Withdrawal
Holders of Depositary Shares may surrender their Depositary Shares for the purpose of withdrawal at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the Common Shares underlying the Depository Shares to the holder of Depositary Shares or a person the holder designates at the office of the custodian. If ADRs delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of the related Common Shares to be withdrawn, the depositary will deliver to the holder or upon his or her order at the same time the excess number of Depositary Shares.
Charges of Depositary
We will pay all transfer and other taxes and the governmental charges arising solely from the existence of the depositary arrangements. We will pay the charges of the depositary in connection with the initial deposit of the related Common Shares and the initial issuance of the offered Depositary Shares. Holders of Depositary Shares will pay transfer and other taxes and governmental charges and all other fees and charges as are expressly provided in the deposit agreement to be for their accounts.
Miscellaneous
If requested by Nicola, the depositary will forward to the holders of Depositary Shares reports and communications from Nicola that are delivered to the depositary. The depositary’s office location will be identified in the applicable Prospectus Supplement. Unless otherwise set forth in the applicable Prospectus Supplement, the depositary will act as transfer agent and registrar for Depositary Shares.
Prospective purchasers of Depositary Shares should be aware that certain tax, accounting and other considerations may be applicable to instruments such as Depositary Shares. The applicable Prospectus Supplement will describe such considerations, to the extent they are material, as they apply generally to purchasers of such Depositary Shares.
Description of Debt Securities
The following is a brief summary of certain general terms and provisions of the Debt Securities that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Debt Securities as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Debt Securities, and the extent to which the general terms and provisions described below may apply to such Debt Securities will be described in the applicable Prospectus Supplement. The following description is subject to the detailed provisions of the applicable Trust Indenture (as defined herein). Accordingly, reference should also be made to the applicable Trust Indenture, a copy of which will be filed by the Company with the securities commissions or similar regulatory authorities in applicable Canadian offering jurisdictions, after it has been entered into, and will be available electronically through SEDAR+ at www.sedarplus.ca.
Debt Securities may be offered separately or in combination with one or more other Securities. The Company may, from time to time, issue Debt Securities and incur additional indebtedness other than through the issue of Debt Securities pursuant to this Prospectus. Convertible Debt Securities offered under this Prospectus and any Prospectus Supplement may only be convertible into other Securities.
Nicola will deliver, along with this Prospectus, an undertaking to the securities regulatory authority in each of the provinces and territories of British Columbia, Alberta, and Ontario if any Debt Securities are distributed under this Prospectus and for so long as such Debt Securities are issued and outstanding, file the periodic and timely disclosure of any credit supporter similar to the disclosure required under Section 12.1 of Form 44-101F1 — Short Form Prospectus (“Form 44-101F1”).
Any Prospectus Supplement offering guaranteed Debt Securities will comply with the requirements of Item 12 of Form 44-101F1 or the conditions for an exemption from those requirements and will include a certificate from each credit supporter as required by section 21.1 of Form 44-101F1 and section 5.12 of National Instrument 41-101 — General Prospectus Requirements.
The Debt Securities will be issued under one or more indentures (each, a “Trust Indenture”), in each case between Nicola and a financial institution or trust company organized under the laws of Canada or any province thereof and authorized to carry on business as a trustee (each, a “Trustee”).
The applicable Trust Indenture will not limit the aggregate principal amount of Debt Securities that may be issued under such Trust Indenture and will not limit the amount of other indebtedness that the Company may incur. The applicable Trust Indenture will provide that Nicola may issue Debt Securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be unsecured obligations of the Company.
Nicola may specify a maximum aggregate principal amount for the Debt Securities of any series and, unless otherwise provided in the applicable Prospectus Supplement, a series of Debt Securities may be reopened for issuance of additional Debt Securities of such series. The applicable Trust Indenture will also permit the Company to increase the principal amount of any series of the Debt Securities previously issued and to issue that increased principal amount.
Any Prospectus Supplement for Debt Securities supplementing this Prospectus will contain the specific terms and other information with respect to the Debt Securities being offered thereby, including, but not limited to, the following:
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the designation, aggregate principal amount and authorized denominations of such Debt Securities;

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the price or prices at which the Debt Securities will be issued;

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the percentage of principal amount at which the Debt Securities will be issued;

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whether payment on the Debt Securities will be senior or subordinated to other liabilities or obligations of the Company;

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the date or dates, or the methods by which such dates will be determined or extended, on which the Company may issue the Debt Securities and the date or dates, or the methods by which such dates will be determined or extended, on which the Company will pay the principal and any premium on the Debt Securities and the portion (if less than the principal amount) of Debt Securities to be payable upon a declaration of acceleration of maturity;

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whether the Debt Securities will bear interest, the interest rate (whether fixed or variable) or the method of determining the interest rate, the date from which interest will accrue, the dates on which the Company will pay interest and the record dates for interest payments, or the methods by which such dates will be determined or extended;

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the place or places the Company will pay the principal, premium, if any, and interest, if any, and the place or places where Debt Securities can be presented for registration of transfer or exchange;

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whether and under what circumstances the Company will be required to pay any additional amounts for withholding or deducting for Canadian tax purposes with respect to the Debt Securities, and whether and on what terms the Company will have the option to redeem the Debt Securities rather than pay the additional amounts;

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whether the Company will be obligated to redeem or repurchase the Debt Securities pursuant to any sinking or purchase fund or other provisions, or at the option of a holder, and the terms and conditions of such redemption;

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whether the Company may redeem the Debt Securities at its option and the terms and conditions of any such redemption;

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the denominations in which the Company will issue any registered and unregistered Debt Securities;

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the currency or currency Units for which Debt Securities may be purchased and the currency or currency Units in which the principal and any interest is payable (in either case, if other than Canadian dollars) or if payments on the Debt Securities will be made by delivery of Common Shares or other property;

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whether payments on the Debt Securities will be payable with reference to any index or formula;

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if applicable, the ability of the Company to satisfy all or a portion of any redemption of the Debt Securities, any payment of any interest on such Debt Securities or any repayment of the principal owing upon the maturity of such Debt Securities through the issuance of Securities or of any other entity, and any restriction(s) on the persons to whom such securities may be issued;

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whether the Debt Securities will be issued as Global Securities (defined herein) and, if so, the identity of the Depositary (defined herein) for the global securities;

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whether the Debt Securities will be issued as unregistered securities (with or without coupons), registered securities or both;

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the periods and the terms and conditions, if any, upon which the Company may redeem the Debt Securities prior to maturity and the price or prices of which, and the currency or currency Units in which, the Debt Securities are payable;

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any events of default or covenants applicable to the Debt Securities;

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any terms under which Debt Securities may be defeased, whether at or prior to maturity;

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whether the holders of any series of Debt Securities have special rights if specified events occur;

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the terms, if any, for any conversion or exchange of the Debt Securities for any other Securities;

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if applicable, any transfer restrictions in respect of Disqualified Holders, as defined in securities laws, or otherwise;

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rights, if any, on a change of control;

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provisions as to modification, amendment or variation of any rights or terms attaching to the Debt Securities;

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the Trustee under the Trust Indenture pursuant to which the Debt Securities are to be issued;

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whether the Company will undertake to list the Debt Securities of the series on any securities exchange or automated interdealer quotation system; and

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any other terms, conditions, rights and preferences (or limitations on such rights and preferences) including covenants and events of default which apply solely to a particular series of the Debt Securities being offered which do not apply generally to other Debt Securities, or any covenants or events of default generally applicable to the Debt Securities which do not apply to a particular series of the Debt Securities.

Nicola reserves the right to include in a Prospectus Supplement specific terms pertaining to the Debt Securities which are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Debt Securities described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Debt Securities.
Unless stated otherwise in the applicable Prospectus Supplement, no holder of Debt Securities will have the right to require the Company to repurchase the Debt Securities and there will be no increase in the interest rate if the Company becomes involved in a highly leveraged transaction or has a change of control.
Nicola may issue Debt Securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these securities at a discount below their stated principal amount. The Company may also sell any of the Debt Securities for a foreign currency or currency unit, and payments on the Debt Securities may be payable in a foreign currency or currency unit. In any of these cases, Nicola will describe certain Canadian federal income tax consequences and other special considerations in the applicable Prospectus Supplement.
Unless otherwise indicated in the applicable Prospectus Supplement, the Company may issue Debt Securities with terms different from those of Debt Securities previously issued and, without the consent of the holders thereof, reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series.
Original purchasers of Debt Securities which are convertible into or exchangeable for other securities of Nicola will be granted a contractual right of rescission against the Company in respect of the purchase and conversion or exchange of such Debt Security. The contractual right of rescission will entitle such original purchasers to receive the amount paid on original purchase of the Debt Security and the amount paid upon conversion or exchange, upon surrender of the underlying Securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion or exchange takes place within 180 days of the date of the purchase of the convertible or exchangeable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible or exchangeable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission in Section 131 of the Securities Act (British Columbia) and is in addition to any other right or remedy available to original purchasers in Section 131 of the Securities Act or otherwise at law.
Ranking and Other Indebtedness
Unless otherwise indicated in an applicable Prospectus Supplement, the Debt Securities will be direct unsecured obligations of Nicola. The Debt Securities will be senior or subordinated indebtedness of the Company as described in the applicable Prospectus Supplement. If the Debt Securities are senior indebtedness, they will rank equally and rateably with all other unsecured indebtedness of Nicola from time to time issued and outstanding which is not subordinated. If the Debt Securities are subordinated indebtedness, they will be subordinated to senior indebtedness of Nicola as described in the applicable Prospectus Supplement, and they will rank equally and rateably with other subordinated indebtedness of the Company from time to time issued and outstanding as described in the applicable Prospectus Supplement. The Company reserves the right to specify in a Prospectus Supplement whether a particular series of subordinated Debt Securities is subordinated to any other series of subordinated Debt Securities.
The board of directors of the Company may establish the extent and manner, if any, to which payment on or in respect of a series of Debt Securities will be senior or will be subordinated to the prior payment of the Company’s other liabilities and obligations and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed and the nature and priority of any Security.
Registration of Debt Securities
Debt Securities in Book Entry Form
Unless otherwise indicated in an applicable Prospectus Supplement, Debt Securities of any series may be issued in whole or in part in the form of one or more global securities (“Global Securities”) registered in the name of a designated clearing agency (each, a “Depositary”) or its nominee and held by or on behalf of the Depositary in accordance with the terms of the applicable Trust Indenture. The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will, to the extent not described herein, be described in the Prospectus Supplement relating to such series. The Company anticipates that the provisions described in this section will apply to all depositary arrangements.
Upon the issuance of a Global Security, the Depositary or its nominee will credit, in its book-entry and registration system, the respective principal amounts of the Debt Securities represented by the Global Security to the accounts of such participants that have accounts with the Depositary or its nominee (collectively, “Participants”). Such accounts are typically designated by the underwriters, dealers or agents participating in the distribution of the Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold beneficial interests through Participants. With respect to the interests of Participants, ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through records maintained by the Depositary or its nominee. With respect to the interests of persons other than Participants, ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through records maintained by Participants or persons that hold through Participants.
So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Trust Indenture and payments of principal, premium, if any, and interest, if any, on the Debt Securities represented by a Global Security will be made by Nicola to the Depositary or its nominee. The Company expects that the Depositary or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit Participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of such Depositary or its nominee. Nicola also expects that payments by Participants to owners of beneficial interests in a Global Security held through such Participants will be governed by standing instructions and customary practices and will be the responsibility of such Participants.
Conveyance of notices and other communications by the Depositary to direct Participants, by direct Participants to indirect Participants and by direct and indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of Debt Securities may wish to take certain steps to augment transmission to them of notices of significant events with respect to the Debt Securities, such as redemptions, tenders, defaults and proposed amendments to the Trust Indenture.
Owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their respective names, will not receive or be entitled to receive physical delivery of such Debt Securities in certificated non-book-entry form, and will not be considered the owners or holders thereof under the applicable Trust Indenture, and the ability of a holder to pledge a Debt Security or otherwise take action with respect to such holder’s interest in a Debt Security (other than through a Participant) may be limited due to the lack of a physical certificate.
No Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of such Depositary unless: (i) the Depositary is no longer willing or able to properly discharge its responsibilities as Depositary and Nicola is unable to locate a qualified successor; (ii) Nicola at its option elects, or is required by law, to terminate the book-entry system through the Depositary or the book-entry system ceases to exist; or (iii) if provided for in the Trust Indenture, after the occurrence of an event of default thereunder (provided the Trustee has not waived the event of default in accordance with the terms of the Trust Indenture), Participants acting on behalf of beneficial holders representing, in aggregate, a threshold percentage of the aggregate principal amount of the Debt Securities then outstanding advise the Depositary in writing that the continuation of a book-entry system through the Depositary is no longer in their best interest.
If one of the foregoing events occurs, such Global Security shall be exchanged for certificated non-book-entry Debt Securities of the same series in an aggregate principal amount equal to the principal amount of such Global Security and registered in such names and denominations as the Depositary may direct.
Nicola, any underwriters, dealers or agents and any Trustee identified in an accompanying Prospectus Supplement, as applicable, will not have any liability or responsibility for (i) records maintained by the Depositary relating to beneficial ownership interests in the Debt Securities held by the Depositary or the book-entry accounts maintained by the Depositary; (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interests; or (iii) any advice or representation made by or with respect to the Depositary and contained in this Prospectus or in any Prospectus Supplement or Trust Indenture with respect to the rules and regulations of the Depositary or at the direction of Participants.

Unless otherwise stated in the applicable Prospectus Supplement, CDS Clearing and Depository Services Inc. or its successor will act as Depositary for any Debt Securities represented by a Global Security.
Debt Securities in Certificated Form
A series of the Debt Securities may be issued in definitive form, solely as registered Securities, solely as unregistered Securities or as both registered Securities and unregistered Securities. Unless otherwise indicated in the applicable Prospectus Supplement, unregistered Securities will have interest coupons attached.
In the event that the Debt Securities are issued in certificated non-book-entry form, and unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest, if any, on the Debt Securities (other than a Global Security) will be made at the office or agency of the Trustee or, at the option of the Company, by the Company by way of cheque mailed or delivered to the address of the person entitled at the address appearing in the security register of the Trustee or electronic funds wire or other transmission to an account of the person entitled to receive such payments. Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest, if any, will be made to the persons in whose name the Debt Securities are registered at the close of business on the day or days specified by the Company.
At the option of the holder of Debt Securities, registered Securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount and tenor. If, but only if, provided in an applicable Prospectus Supplement, unregistered Securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered Securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such an event, unregistered Securities surrendered in a permitted exchange for registered Securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Trust Indenture. Unless otherwise specified in an applicable Prospectus Supplement, unregistered Securities will not be issued in exchange for registered Securities. The applicable Prospectus Supplement may indicate the places to register a transfer of the Debt Securities in definitive form. Except for certain restrictions to be set forth in the Trust Indenture, no service charge will be payable by the holder for any registration of transfer or exchange of the Debt Securities in definitive form, but the Company may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.
DENOMINATIONS, REGISTRATION AND TRANSFER
The securities (other than Depositary Shares) will be issued in fully registered form without coupons attached in either global or definitive form and in denominations and integral multiples as set out in the applicable Prospectus Supplement (unless otherwise provided with respect to a particular series of debt securities pursuant to the provisions of the applicable indenture, as supplemented by a supplemental indenture). Other than in the case of book-entry only securities, securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Company for such purpose with respect to any issue of securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the securities, but we may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the person making the request. If a Prospectus Supplement refers to any registrar or transfer agent designated by the Company with respect to any issue of securities, we may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.
In the case of book-entry only securities, a global certificate or certificates representing the securities will be held by a designated depository for its participants. The securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. The depository will establish and maintain book-entry accounts for its participants acting on behalf of holders of the securities. The interests of such holders of securities will be represented by entries in the records maintained by the participants. Holders of securities issued in book-entry only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each holder will receive a customer confirmation of purchase from the participants from which the securities are purchased in accordance with the practices and procedures of that participant.
Details concerning the registration and transfer of Depositary Shares will be provided in the prospectus supplement for Common Shares represented by Depositary Shares, if applicable.
PLAN OF DISTRIBUTION
Nicola may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities and the proceeds to the Company from the sale of the Securities. Only those underwriters, dealers or agents named in a Prospectus Supplement will be the underwriters, dealers or agents in connection with the Securities offered thereby.
The Securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions deemed to be “at the market distributions” as defined in Canadian National Instrument 44-102 — Shelf Distributions, including sales made directly on the TSXV or other existing markets for the Securities. Additionally, this Prospectus and any Prospectus Supplement may also cover the initial resale of the Securities purchased pursuant thereto. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.
In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.
Unless otherwise specified in a Prospectus Supplement, there is no market through which the Company’s Warrants or Subscription Receipts may be sold and you may not be able to resell any such Securities purchased under this Prospectus or any Prospectus Supplement. Unless otherwise specified in the applicable Prospectus Supplement, the Securities (excluding any Common Shares) will not be listed on any securities exchange. This may affect the pricing of such Securities on the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. See “Risk Factors”.
In connection with the sale of Securities, underwriters, dealers and agents may receive compensation from the Company or from purchasers of the Securities from whom they may act as agents in the form of discounts, concessions or commissions. Any such commissions will be paid out of the Company’s general funds. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any discounts or commissions received by them from the Company and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.
Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Depositary Shares will not be offered or sold in Canada.
CERTAIN INCOME TAX CONSIDERATIONS
Owning any of the Company’s Securities may subject you to tax consequences in Canada.
Although the applicable Prospectus Supplement may describe certain Canadian federal income tax consequences of the acquisition, ownership and disposition of any Securities offered under this Prospectus by an initial investor, the Prospectus Supplement may not describe these tax consequences fully. You should consult your own tax advisor with respect to your particular circumstances.
AUDITORS, TRANSFER AGENT AND REGISTRAR
The auditors of the Company are Davidson & Company LLP, Chartered Professional Accountants, located at 609 Granville St #1200, Vancouver, British Columbia, V6E 4T5.
The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc., located at 510 Burrard Street, 3rd Floor, Street, Vancouver, British Columbia, V6C 3B9.
EXPERTS
Names of Experts
Kevin Wells, P. Geo., and James N Gray, P. Geo are the named persons responsible for the preparation of the Technical Report, and at the date of that report were “qualified persons”, and all were independent, as defined in NI 43-101.
Interests of Experts
Based on information provided by the experts named above, none of the experts above, when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company’s associates or affiliates (based on information provided to the Company by the experts) or is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS OR COMPANIES
The following directors of the Company reside outside of Canada and each has appointed the agent listed below for service of process in Canada:
Name of Person	Name and Address of Agent
Frank Högel Director	Cozen O’Connor LLP Bentall 5, 550 Burrard St., Suite 2501 Vancouver, BC V6C 2B5
Brent Omland Director	Cozen O’Connor LLP Bentall 5, 550 Burrard St., Suite 2501 Vancouver, BC V6C 2B5
Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, or resides outside of Canada, even if the party has appointed an agent for service of process.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been or will be filed or furnished with the SEC as part of the Registration Statement of which this Prospectus forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors and officers, as applicable; (iii) the consent of Davidson & Company LLP; and (iv) the consent of each expert listed in the exhibit index of the

Registration Statement. A copy of the form of Warrant Indenture or Warrant agency agreement, the Subscription Receipt Agreement, the Trust Indenture or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.
PURCHASERS’ CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION
Original purchasers of Warrants (if offered separately) and Subscription Receipts will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Warrant and Subscription Receipt, as the case may be. The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the Warrant or Subscription Receipt, as the case may be, the amount paid upon conversion, exchange or exercise upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.
PURCHASERS’ STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION
Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a Prospectus, the accompanying Prospectus Supplement relating to securities purchased by a purchaser and any amendment thereto. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or damages if the Prospectus, the accompanying Prospectus Supplement relating to securities purchased by a purchaser and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.
Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the convertible, exchangeable or exercisable security that was purchased under a prospectus, and therefore a further payment at the time of conversion, exchange or exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights, or consult with a legal advisor.

CERTIFICATE OF NICOLA MINING INC.
Dated: January 29, 2026
This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of the provinces of British Columbia, Alberta and Ontario.
“Peter Espig” PETER ESPIG President, Chief Executive Officer, and Director	“Sam Wong” SAM WONG Chief Financial Officer
ON BEHALF OF THE BOARD OF DIRECTORS
“Paul Johnston” PAUL JOHNSTON Director	“Malcolm Swallow” MALCOLM SWALLOW Director

NICOLA MINING INC.
US$6,000,002.85
11,162,796 Common Shares Represented by 930,233 American Depositary Shares
930,233 Warrants to Purchase 11,162,796 Common Shares Represented by 930,233 American Depositary Shares

PROSPECTUS SUPPLEMENT

Sole-Book Running Manager
MAXIM GROUP LLC
April 13, 2026